GS Financial Corp
2003 Annual Report

March 29, 2004

To Our Shareholders

     Last year was one of transition.  Rates remained at historical lows as the economy continued to experience less than vibrant growth.  While we positioned the Company to address the anticipated rise in market rates of interest in an improving economy, core earnings suffered for the first three quarters.  However, our efforts and strategy were rewarded with positive results in our fourth quarter core earnings.  Our multi-family lending program, for one, has experienced a great deal of success, with a commensurate impact to our bottom line.

     Looking forward, we anticipate that earnings will improve.  Our balance sheet is free of imbedded losses; our future looks extremely bright.  With the economy beginning to improve, and as the expected shift to rising rates begins to become reality, we are positioned to take advantage of opportunities that will enhance the value of our Company.

     As always, my commitment to shareholders remains to maximize earnings while maintaining the solidity of the Company’s assets.

Donald C. Scott

President and Chairman of the Board

Index to Annual Report

Business Description	3
Shareholder Information	3
Selected Consolidated Financial Data	4
Management’s Discussion and Analysis of Financial Condition and Results of Operations	5
Independent Auditors’ Report	23
Consolidated Balance Sheets	24
Consolidated Statements of Income	25
Consolidated Statements of Comprehensive Income	26
Consolidated Statements of Stockholders’ Equity	27
Consolidated Statements of Cash Flows	28
Notes to the Consolidated Financial Statements	29
Board of Directors	50
Executive Officers	50
Banking Locations	51

Business Description

GS Financial Corp. (“GS Financial or the “Company”) provides community banking services through its wholly-owned subsidiary, Guaranty Savings and Homestead Association, a Louisiana chartered savings association, at its five locations in the metropolitan New Orleans area.

The Company, a thrift holding company organized and incorporated under the laws of the State of Louisiana, is subject to the supervision and regulation of the Office of Thrift Supervision as well as other federal and state agencies governing the banking industry.

Shareholder Information

2003 Annual Report	Page #

TRANSFER AGENT, REGISTRAR, AND DIVIDEND PAYING AGENT FOR COMMON STOCK

Registered shareholder inquiries related to stock transfers, address changes, lost stock certificates, dividend payments or account consolidations should be directed to:

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey 07016

(800)368-5948

www.rtco.com

FORM 1O-K AND OTHER FINANCIAL INFORMATION

Shareholders are advised to review financial information and other disclosure about GS Financial contained in its Annual Report on Form 10-K.  A copy of Form 10-K for the year ended December 31, 2003 and other financial reports filed by GS Financial with the SEC is available on the Company’s web site at www.gsfinancialcorp.com or the SEC’s web site at www.sec.gov, or may be obtained without charge by calling Lettie Moll, Corporate Secretary, or Jerry Sintes, Controller, at (504) 457-6220 or by writing to:

GS Financial Corp.

Investor Relations

3798 Veterans Boulevard

Metairie, Louisiana 70002

INDEPENDENT AUDITORS

LaPorte, Sehrt, Romig and Hand

A Professional Accounting Corporation

110 Veterans Boulevard, Suite 200

Metairie, Louisiana 70005

COMMON STOCK

GS Financial’s common stock is traded on The NASDAQ Stock Market under the ticker symbol GSLA.  At December 31, 2003, the closing price was $19.44 per share and there were 106 shareholders of record.

MARKET PRICES AND DIVIDENDS

Year 2003	Stock Price		Dividends
Quarter Ended	High	Low
March 31	$ 19.20	$ 18.12	$ 0.10
June 30	19.19	18.00	0.10
September 30	19.23	18.00	0.10
December 31	19.50	18.52	0.10
Year 2002	Stock Price		Dividends
Quarter Ended	High	Low
March 31	$ 15.50	$ 14.70	$ 0.09
June 30	18.20	14.95	0.09
September 30	18.40	17.65	0.09
December 31	18.60	18.05	0.09

NOTICE OF ANNUAL MEETING

The Annual Meeting of Shareholders of GS Financial Corp. will be held Tuesday, April 27, 2004, at 10:00 a.m. CST at its corporate office.  The address is:

Guaranty Savings and Homestead Association

3798 Veterans Boulevard

Metairie, Louisiana 70002

GS Financial Corp and Subsidiary
Selected Consolidated Financial Data

	Years Ended December 31,
($ in thousands, except per share data)	2003	2002	2001	2000	1999
YEAR-END BALANCE SHEET DATA
Total Assets	$ 214,714	$ 210,029	$ 188,494	$ 153,500	$ 157,982
Cash and Cash Equivalents	11,371	13,352	8,638	3,403	2,504
Loans Receivable, Net	77,367	78,334	81,611	74,480	70,066
Investment Securities	119,271	108,726	88,792	68,860	78,838
Deposit Accounts	142,420	106,781	71,169	58,879	59,216
Borrowings	42,135	66,392	79,265	54,191	53,988
Stockholders' Equity	29,308	34,384	35,408	37,795	43,548
INCOME STATEMENT DATA
Interest Income	$ 9,993	$ 12,433	$ 13,100	$ 11,262	$ 10,658
Interest Expense	6,178	6,804	7,825	5,875	5,221
Net Interest Income	3,815	5,629	5,275	5,387	5,437
Provision for Loan Losses	118	48	25	7	6
Non-Interest Income	1,476	102	634	(135)	(5)
Non-Interest Expense	4,419	4,188	3,678	3,384	3,301
Net Income Before Taxes	754	1,495	2,206	1,861	2,125
Net Income	691	1,177	1,617	1,195	1,375
KEY RATIOS
Return on average assets	0.32%	0.60%	0.86%	0.78%	0.88%
Return on average shareholders' equity	2.17	3.35	4.43	2.97	3.16
Net Interest Margin	1.85	2.94	2.87	3.55	3.62
Average loans to average deposits	60.15	93.77	120.83	125.19	111.12
Earning Assets to Interest-Bearing Liabilities	115.53	120.68	122.80	135.40	139.62
Efficiency ratio	83.52	73.08	62.24	64.43	60.77
Non-Interest Expense to Average Assets	2.06	2.13	1.97	2.21	2.12
Allowance for loan losses to loans	0.77	0.62	0.53	0.56	0.60
Stockholders' equity to total assets	13.65	16.37	18.78	24.62	27.57
COMMON SHARE DATA
Earnings per share:
Basic	$ 0.58	$ 0.86	$ 1.04	$ 0.60	$ 0.58
Diluted	0.57	0.86	1.04	0.60	0.58
Dividends paid per share	0.40	0.36	0.36	0.36	0.34
Dividend payout ratio	68.97%	41.86%	34.62%	60.00%	58.62%
Book value per share	$ 22.46	$ 22.61	$ 21.29	$ 19.20	$ 16.44
Trading data:
High closing price	$ 19.50	$ 18.60	$ 15.50	$ 14.94	$ 13.38
Low closing price	18.00	14.70	14.19	10.06	10.00
End of period closing price	19.44	18.15	14.94	14.56	12.25
Average shares outstanding:
Basic	1,194,296	1,371,800	1,555,260	1,976,605	2,383,168
Diluted	1,214,443	1,371,800	1,555,260	1,976,605	2,383,168

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The purpose of this discussion and analysis is to focus on significant changes in the financial condition of GS Financial Corp. (“GS Financial” or the “Company”), and its subsidiary and on their results of operations during 2003, 2002 and 2001.  Virtually all of the Company’s operations are dependent on the operations of its subsidiary, Guaranty Savings and Homestead Association (“Guaranty” or the “Association”).  This discussion is presented to highlight and supplement information presented elsewhere in this annual report, particularly the consolidated financial statements and related notes.  This discussion should be read in conjunction with accompanying tables and the aforementioned consolidated financial statements.  Certain financial information in prior years has been reclassified to conform to the current year’s presentation.

OVERVIEW

FORWARD-LOOKING STATEMENTS

In addition to the historical information, this annual report includes certain forward-looking statements as that term is defined by the Private Securities Litigation Reform Act of 1995.  Such statements include, but may not be limited to comments regarding (a) the potential for earnings volatility from changes in the estimated allowance for loan losses over time, (b) the expected growth rate of the loan portfolio, (c) future changes in the mix of deposits, (d) the results of net interest income simulations run by the Company to measure interest rate sensitivity, (d) the performance of Guaranty’s net interest income and net interest margin assuming certain future conditions, and (f) changes or trends in certain expense levels.

Forward-looking statements are based on numerous assumptions, certain of which may be referred to specifically in connection with a particular statement.  Some of the more important assumptions include:

•

expectations about overall economic strength and the performance of the economies in Guaranty’s market area,

•

expectations about the movement of interest rates, including actions that may be taken by the Federal Reserve Board in response to changing economic conditions,

•

reliance on existing or anticipated changes in laws or regulations affecting the activities of the banking industry and other financial service providers, and

•

expectations regarding the nature and level of competition, changes in customer behavior and preferences, and Guaranty’s ability to execute its plans to respond effectively.

Because it is uncertain whether future conditions and events will confirm these assumptions, there is a risk that the Company’s future results will differ materially from what is stated or implied by such forward-looking statements.  The Company cautions the reader to consider this risk.

The Company undertakes no obligation to update any forward-looking statement included in this annual report, whether as a result of new information, future events or developments, or for any other reason.

CRITICAL ACCOUNTING POLICIES

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States.  Note A to the consolidated financial statements discusses certain accounting principles and methods of applying those principles that are particularly important to this process.  In applying these principles to determine the amounts and other disclosures that are presented in the financial statements and discussed in this section, the Company is required to make estimates and assumptions.  The Company believes that the determination of its estimate of the allowance for loan losses involves a higher degree of judgment and complexity than its application of other significant accounting policies.  Factors considered in this determination and the process used by management are discussed in Note A to the consolidated financial statements and in the following discussion on pages 6-10 of this annual report.  Although management believes it has identified appropriate factors for review and designed and implemented adequate procedures to support the estimation process that are consistently followed, the allowance remains an estimate about the effect of matters that are inherently uncertain.  Over time, changes in economic conditions or the actual or perceived financial condition of Guaranty’s credit customers or other factors can materially impact the allowance estimate, potentially subjecting the Company to significant earnings volatility.

FINANCIAL CONDITION

At December 31, 2003, GS Financial reported total assets of $214.7 million compared to $210.0 million at the end of 2002.  Average total assets were $214.7 million in 2003, up $18.0 million compared to 2002, primarily reflecting growth in the Company’s investment portfolio.

LOANS AND ALLOWANCE FOR LOAN LOSSES

As with most savings associations, a significant portion of Guaranty’s assets are comprised of loans made to its customers.  Guaranty engages primarily in real estate lending, both residential and commercial.

In general, credit is extended based on the current market conditions, prevailing economic trends, value of the underlying collateral and the character of the borrower.  The lending activities of the Company are subject to written underwriting standards and loan origination procedures established by the Company's Board of Directors (the “Board”) and senior officers and are incorporated into the Company's Lending Policy which is reviewed as needed by the Board and senior officers.  The underwriting standards establish the manner in which loan applications are accepted and processed.  Such standards are written to comply with all applicable laws and regulations including but not limited to Truth-In-Lending (Regulation Z) and the Real Estate Settlement and Procedures Act (“RESPA”).  These standards pertain to such issues as maximum loan amounts, acceptable rates and terms, appraisal guidelines, disclosure requirements, credit criteria, debt-to-income ratios, complete applications, and title requirements.  The lending policy establishes the overall direction of the Company's lending activities within the community and forms the basis for setting underwriting standards which limit the Company's exposure to credit risk.

Because of decreased loan demand, the Company’s investment in loans have decreased throughout 2002 and 2003.  Total loans decreased 1%, or $847,000, from year-end 2002, and the prior year total was down 4%, or $3.2 million, from the end of 2001.  Average loans for 2003 were $4.8 million, or 6%, below the prior year’s average level.  The major portion of these reductions came from the residential mortgage loan portfolio, offset in part by increases in commercial and construction lending.  Table 1, which is based on regulatory reporting codes, shows loan balances at year end of the previous five years

TABLE 1. COMPOSITION OF LOAN PORTFOLIO
	At December 31,
($ in thousands)	2003	2002	2001	2000	1999
Real estate loans - residential	$ 44,021	$ 57,502	$ 69,852	$ 71,144	$ 67,564
Real estate loans - commercial and other	26,460	18,124	10,181	2,459	1,823
Real estate loans - construction	4,709	1,263	1,056	619	646
Consumer loans	513	403	265	289	451
Commercial business loans	2,257	1,515	683	381	-
Total Loans at Year-End	$ 77,960	$ 78,807	$ 82,037	$ 74,892	$ 70,484
Average Loans During Year	$ 76,623	$ 81,463	$ 76,300	$ 76,300	$ 76,300

Guaranty’s investment in residential mortgage loans, which includes those loans secured by 1-4 family properties, decreased 23%, or $13.5 million, between 2002 and 2003, and 18%, or $12.4 million, between 2001 and 2002.  These decreases were due to refinancings prompted by record low interest rates, and management’s decision to not tie up funds in relatively lower yielding assets, such as single-family residential mortgage loans, for extended periods of time.

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

In 2000, the Company began shifting its lending emphasis towards the commercial market to diversify and enhance the products and services offered to its customers and add higher yielding loans to its overall portfolio.  Commercial loans typically carry higher yields and associated risk than loans on 1-4 family dwellings.  The Company offers mortgage loans on multifamily residential dwellings, commercial real estate and vacant ground.  The Company also offers commercial asset-based loans secured by non-real estate collateral such as inventory and accounts receivable.  The Company has a special commercial loan committee to evaluate such applications.

Over the past four years, Guaranty has been able to develop significant new business in the growing commercial market, while not, in management’s view, incurring an excessive amount of risk to the overall portfolio.  Commercial real estate loans, including multi-family and retail property, increased 46%, or $8.3 million, between December 31, 2002 and 2003, and 78%, or $7.9 million, between December 31, 2001 and 2002.  End of year balances on construction loan draws were up 273%, or $3.4 million, between year-end 2002 and 2003, and 20%, or $207,000, between year-end 2001 and 2002.

Table 2 reflects the Company’s total loan origination and reduction experience during the periods indicated.  Historically, the Company has not purchased or sold any loans.

TABLE 2. LOAN ORIGINATIONS BY TYPE
	Year Ended December 31,
($ in thousands)	2003	2002	2001	2000	1999
Real estate loans - residential	$ 12,469	$ 8,021	$ 12,062	$ 11,229	$ 13,082
Real estate loans - commercial and other	15,103	8,839	7,460	891	569
Real estate loans - construction	3,152	2,143	1,670	1,514	1,004
Consumer loans	338	364	252	106	266
Commercial loans	3,153	2,049	610	-	-
Total originations	34,215	21,416	22,054	13,740	14,921
Loan principal repayments	(35,062)	(24,646)	(14,535)	(9,212)	(8,718)
Net portfolio activity	$ (847)	$ (3,230)	$ 7,519	$ 4,528	$ 6,203

Table 3 reflects contractual loan maturities, unadjusted for scheduled principal reductions, prepayments or repricing opportunities.  Demand loans and loans having no stated maturity are reported as due in one year or less.

TABLE 3. LOAN MATURITIES BY TYPE
At December 31, 2003, Loans Maturing In
($ in thousands)	One year or less	One through five years	More than five years	Total
Real estate loans - residential	$ 167	$ 1,721	$ 42,133	$ 44,021
Other real estate loans	3,093	3,775	24,301	31,169
Consumer loans	513	-	-	513
Commercial loans	934	553	770	2,257
Total	$ 4,707	$ 6,049	$ 67,204	$ 77,960
Percentage	6.0%	7.8%	86.2%	100.0%

All loans carry a degree of credit risk. Management’s evaluation of this risk ultimately is reflected in the estimate of probable loan losses that is reported in the Company’s financial statements as the allowance for loan losses.  Changes in this ongoing evaluation over time are reflected in the provision for loan losses charged to operating expense.

The Company has adopted an asset classification policy which is designed to draw attention to assets before collection becomes a problem, thus maintaining the quality of the Company’s investment as an interest-earning asset.  The policy also ensures the accurate reporting of the Company’s assets from a valuation standpoint.  As part of this policy, all of the Company’s loans are reviewed on a regular basis.  Payment histories as well as the value of the underlying collateral are reviewed and assessed in light of several risk factors.  The state of the local economy factors into the evaluation process as do current interest rates and expectations of the movement thereof.  Other risk factors include the level of credit concentration the customer has with the Company, environmental factors which could impair the value of the underlying collateral of an asset, or other factors which might reduce the ability of the Company to collect all of the principal and interest owed to the Company.

The Company maintains a “Watch List” of loans, which is part of management’s internal asset classification system.  The watch list identifies assets classified as “substandard,” “doubtful” or “loss,” pursuant to OTS regulations.  Assets displaying tendencies which might hinder full collection of principal are classified as substandard.  Such tendencies include but are not limited to late payments on loans or deterioration of the underlying collateral.

Loan collection efforts in the form of past due notices commence when loan payments are more than 15 days past due.  Once a loan reaches 30 days past due status, the Company’s collection manager initiates personal contact with the borrower.  When a loan becomes 90 days past due, the Company initiates foreclosure proceedings.  At this point, loans are placed on non-accrual status.  All interest and late charges due on such loans are reversed in the form of reserves for uncollectible interest and late charges.

In making its risk evaluation and establishing an allowance level that it believes is adequate to absorb probable losses in the portfolio, management considers various sources of information.  Some of the more important sources include analyses prepared on specific loans reviewed for impairment, statistics on balances of loans assigned to internal risk rating categories, reports on the composition and repayment portion of loan portfolios not subject to individual risk ratings, and factors derived from historical loss experience.  In addition to this more objective and quantitative information, management’s evaluation must take into consideration its assessment of general economic conditions and how current conditions affect segments of borrowers.  Management must also make judgments regarding the level of accuracy inherent in the loss allowance estimation process.  A formal allowance analysis is prepared at least quarterly that summarizes the results of the evaluation process and helps ensure a consistent process over time.

At December 31, 2003, the allowance for loan losses was $601,000, or 0.77% of total loans, compared to $483,000, or 0.61% of total loans at the end of 2002.  Table 4 presents an analysis of the activity in the allowance for loan losses for the past five years.

TABLE 4. SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOSSES
	Year Ended December 31,
($ in thousands)	2003	2002	2001	2000	1999
Balance at the beginning of year	$ 483	$ 435	$ 420	$ 424	$ 463
Provision for loan losses charged to operations	118	48	25	7	6
Loans charged to the allowance	-	-	(10)	(11)	(45)
Recoveries of loans previously charged off	-	-	-	-	-
Balance at the end of year	$ 601	$ 483	$ 435	$ 420	$ 424
Ratios
Charge-offs to average loans	0.00%	0.00%	0.01%	0.01%	0.06%
Provision for loan losses to charge-offs	n/a	n/a	250.00%	63.64%	13.33%
Allowance for loan losses to charge-offs	n/a	n/a	4,350.00%	3,818.18%	942.22%
Allowance for loan losses to loans at end of year	0.77%	0.61%	0.53%	0.56%	0.60%

The allowance for loan losses is comprised of specific reserves for each loan that is reviewed for impairment or for which a probable loss has been identified and general reserves for groups of homogenous loans.  Reserves for impaired loans are based on discounted cash flows using the loan’s initial effective interest rate, the observable market value of the loan or the fair value of the underlying collateral.  General reserves are established based on historic charge-offs, considering factors which include risk rating, industry concentration and loan type.

The allowance for loan losses has increased over the previous two years due to the change in the mix of the loan portfolio rather than due to any deterioration of collateral, downturn in the economy or other negative factor.  Non-residential loans typically carry more risk that those secured by residential property and, accordingly, are assessed higher general valuation allowances under the current methodology used by management.  The allocation of the allowance is included in Table 5.

TABLE 5. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
	At December 31,
	2003		2002		2001		2000		1999
($ in thousands)	Allowance for Loan Losses	% of Total Reserve	Allowance for Loan Losses	% of Total Reserve	Allowance for Loan Losses	% of Total Reserve	Allowance for Loan Losses	% of Total Reserve	Allowance for Loan Losses	% of Total Reserve
Real estate loans - residential	$ 147	24.5%	$ 217	45.0%	$ 337	77.5%	$ 390	92.9%	$ 340	80.2%
Real estate loans - commercial and other	410	68.2	241	49.9	90	20.7	24	5.7	84	19.8
Real estate loans - construction	10	1.7	5	1.0	5	1.1	-	-	-	-
Commercial loans	34	5.6	20	4.1	3	0.7	6	1.4	-	-
Total	$ 601	100.0%	$ 483	100.0%	$ 435	100.0%	$ 420	100.0%	$ 424	100.0%

Tables 6 and 7 set forth the Company’s delinquent loans and nonperforming assets for each of the prior three years.   The balances presented in Table 6 are total principal balances outstanding on the loans rather than the actual principal past due.  Nonperforming assets consist of loans on nonaccrual status and foreclosed assets.  There were no loans 90 days delinquent and still accruing interest at any of the five previous year ends.

TABLE 6. DELINQUENT LOANS
	At December 31,
($ in thousands)	2003	2002	2001
30-89 Days	$ 5,345	$ 2,931	$ 3,542
90+ Days	929	651	249
Total	$ 6,274	$ 3,582	$ 3,791
Ratios
Loans delinquent 90 days to total loans	1.19%	0.83%	0.30%
Total delinquent loans to total loans	8.05%	4.55%	4.62%
Allowance for loan losses to 90 day delinquent loans	64.69%	74.19%	174.70%
Allowance for loan losses to total delinquent loans	9.58%	13.48%	11.47%

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

TABLE 7. NONPERFORMING ASSETS
	At December 31,
($ in thousands)	2003	2002	2001	2000	1999
Loans accounted for on a nonaccrual basis	$ 929	$ 651	$ 249	$ 434	$ 100
Foreclosed assets	52	-	-	117	14
Total nonperforming assets	$ 981	$ 651	$ 249	$ 551	$ 114
Ratios
Nonperforming assets to loans plus foreclosed assets	1.26%	0.83%	0.30%	0.73%	0.16%
Nonperforming assets to total assets	0.46%	0.31%	0.13%	0.36%	0.07%
Allowance for loan losses to nonperforming loans	64.69%	74.19%	174.70%	96.77%	424.00%

INVESTMENT IN SECURITIES

Interest rates dictate many of the investment decisions and policies of the Company.  It is the policy of the Company not to engage in speculative purchasing, selling or trading of investments, however, certain profits may be taken from time to time on the sale of investments.  When interest rate spreads reach acceptable levels, the Company may utilize leveraged purchasing of investment securities as has been done in the past.  Also, when anticipated earnings permit, certain portfolio adjustments may be made to enhance the overall portfolio yield even though losses may be recognized in doing so.

Strong demand for deposit products during a period of restrained loan demand led to a significant increase in liquidity in 2003 and 2002.  Information on changes in deposits and other funding sources is presented in the following section.  Over time, management has directed more of this liquidity to the investment portfolio, particularly to collateralized mortgage obligations with a relatively short estimated duration and mutual funds, based on its expectations regarding the stability of the funding sources and the near-term prospects for increased loan demand.

At December 31, 2003, total securities were $119.3 million, up 10%, or $10.5 million, from December 31, 2002 which was up 23%, or $20.1 million, from 2001.  During 2003, the Company’s average investment in securities was up 13%, or $13 million, from 2002.  Mutual fund investments grew to 55% of the total portfolio in 2003 from 30% in the prior year.  Faster than expected repayment speeds caused the Company’s investment in collateralized mortgage obligations (“CMOs”) to decrease 39%, or $20.6 million, at December 31, 2003 compared to December 31, 2002.  At December 2003, CMOs made up 27% of the investment portfolio, down from 49% compared to December 31, 2002 and 59% at December 31, 2001.  Table 8 shows the makeup of the Company’s investment portfolio at December 31, 2003, 2002 and 2001.

TABLE 8. COMPOSITION OF INVESTMENT PORTFOLIO
	At December 31,
	2003		2002		2001
($ in thousands)	Balance	Percent	Balance	Percent	Balance	Percent
U.S. Treasury securities	$ 881	0.7%	$ 917	0.8%	$ 886	1.0%
Mortgage-backed securities	362	0.3	569	0.5	885	1.0
Collateralized mortgage obligations	32,486	27.2	53,066	48.8	52,087	58.7
Mutual funds	65,371	54.8	32,382	29.8	17,161	19.3
FHLMC stock	20,171	16.9	21,792	20.0	17,597	19.8
Other	-	-	-	-	176	0.2
Total Investments at Year End	$ 119,271	100.0%	$ 108,726	100.0%	$ 88,792	100.0%
Average Investments During Year	$ 111,669		$ 98,639		$ 95,267

Information about the contractual maturity of Company’s investment securities at December 31, 2003 is shown in Table 9 below.  At December 31, 2003, 72% of the Investment portfolio consists of mutual fund or equity investments carrying no stated maturity.  These investments are redeemable immediately at their current market value.  Scheduled principal reductions and principal repayments on mortgage-backed securities and collateralized mortgage obligations are not reflected in Table 9.  If these expected principal reductions were taken into consideration, the weighted-average maturity of the Company’s overall securities portfolio was approximately 21 months at December 31, 2003.

TABLE 9. DISTRIBUTION OF INVESTMENT MATURITIES
At December 31, 2003
($ in thousands)	One year or less		Over one through five years		Over ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury securities	$ -	-	$ 881	7.18%	$ -	-	$ 881	7.18%
Mortgage-backed securities	-	-	-	-	362	8.24%	362	8.24%
CMOs	-	-	-	-	32,486	5.40%	32,486	5.40%
Mutual funds	65,371	2.19%	-	-	-	-	65,371	2.19%
FHLMC stock	20,171	5.47%	-	-	-	-	20,171	5.47%
Total	$ 85,542	2.96%	$ 881	7.18%	$ 32,848	5.44%	$ 119,271	3.68%
Percentage	71.8%		0.7%		27.5%		100.0%

All of the Company’s investments in marketable securities are classified as available for sale.  The net unrealized gains on these investments totaled $234,000, or .2%, of amortized cost at December 31, 2003.  At year-end 2002, there was a net unrealized gain of $3.1 million, or 3% of amortized cost.  This net unrealized gain or loss will vary based on the overall changes in market rates, shifts in the slope of the yield curve, and movement in spreads to the yield curve for different types of securities.

At December 31, 2003, the Company had certain investment concentrations exceeding 10% of stockholders’ equity.   While these are significant in amount, they are limited to “AAA” rated securities and management feels that they present a limited risk of default.  Investments of the Company that exceed 10% of stockholders’ equity at December 31, 2003 are shown in Table 10 below.

TABLE 10. INVESTMENTS GREATER THAN 10% OF STOCKHOLDERS' EQUITY
At December 31, 2003,
($ in thousands)	Type	Total Investment	% of Total Assets	% of Stockholders' Equity
Shay Mutual Funds	Mutual Fund	$ 65,371	30.45%	223.05%
Federal Home Loan Mortgage Corporation	Equity	20,171	9.39	68.83
Structured Asset Securities Corporation	CMO	7,245	3.37	24.72
Countrywide Home Loans	CMO	6,676	3.11	22.78
Master Asset Securitization Trust	CMO	6,485	3.02	22.13
Washington Mutual Mortgage Securities Corp.	CMO	4,595	2.14	15.68
First Horizon Mortgage	CMO	4,422	2.06	15.09
Total		$ 114,965	53.54%	392.28%

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company has made no investments in financial instruments or participated in agreements with values that are linked to or derived from changes in some underlying asset or index.  These financial instruments or agreements are commonly referred to as derivatives and include such instruments as futures, forward contracts, option contracts, interest rate swap agreements and other financial arrangements with similar characteristics.  Management has no plans to use derivatives as part of its asset/liability and liquidity management processes.

DEPOSITS

Deposits are the Company’s primary source of funding for earning assets.  The Company offers a variety of products designed to attract and retain customers.  The principal methods used by the Company to attract deposits include its emphasis on personal service, competitive interest rates and convenient office locations.  The Company does not pay “jumbo” rates for deposits over $100,000 and does not advertise for deposits outside of its primary market area.  The Company had no deposits that were obtained through outside deposit brokers at December 31, 2003 or 2002.

At December 31, 2003, deposits were 33%, or $35.6 million, above the level at December 31, 2002 which were 50%, or $35.3 million, above year end 2001.  Average deposits were up 47%, or $40.5 million, in 2003 and 38%, or $23.7 million, in 2002.  Increased demand for the safety and liquidity of deposit products, combined with interest rates offered by the Company that were generally higher than those of competitors in the local market,  helped fuel the Company’s accelerated deposit growth throughout 2002 and 2003.  A summary of deposit composition is presented in Table 11.

TABLE 11. DEPOSIT COMPOSITION
	At December 31,
	2003		2002		2001
($ in thousands)	Average Balances	% of Deposits	Average Balances	% of Deposits	Average Balances	% of Deposits
Noninterest bearing demand deposits	$ 711	0.6%	$ 375	0.4%	$ 170	0.3%
NOW account deposits	7,127	5.6	6,569	7.6	5,797	9.2
Savings deposits	33,422	26.2	26,819	30.9	17,247	27.3
Time deposits	86,131	67.6	53,113	61.1	39,930	63.2
Total	$ 127,391	100.0%	$ 86,876	100.0%	$ 63,144	100.0%

Average time deposits totaled $86.1 million, or 68% of total average deposits during 2003, up $33 million (62%) compared to 2002.  Average savings deposits made up 26% of total average deposits during 2003, down from 31% in the previous year.  Transaction accounts continue to make up less than 10% of total deposits.

Table 12 shows the maturity structure of time deposits over and under $100,000 at December 31, 2003.

TABLE 12. MATURITIES OF TIME DEPOSITS
At December 31, 2003
($ in thousands)	Less than $100,000	$100,000 or more	Total	Percentage
Three months or less	$ 9,848	$ 1,222	$ 11,070	11.46%
Over three months through twelve months	31,607	$ 5,890	$ 37,497	38.83%
Over twelve months	38,695	9,311	$ 48,006	49.71%
Total	$ 80,150	$ 16,423	$ 96,573	100.00%

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

BORROWINGS

The Association is a member of the Federal Home Loan Bank System.  This membership provides access to a variety of Federal Home Loan Bank advance products as an alternative source of funds.  At December 31, 2003, the Company had outstanding advances totaling $42.1 million, compared to $66.4 million at year end 2002.  Average advances outstanding during 2003 were $50.4 million, compared with $72.1 million for 2002.  The average rate paid on FHLB advances during 2003 was 5.64%, compared to 5.61% in 2002.  FHLB advances decreased $24.3 million (37%) when compared to December 31, 2002.  This reduction was due to the contractually scheduled repayment of the advances.  Because of the increase in the level of deposits, advances maturing in 2003 were not replaced.  The Company’s reliance on borrowings continues to be within the parameters determined by management to be prudent in terms of liquidity and interest rate sensitivity.  Table 13 shows the scheduled maturities of FHLB advances at December 31, 2003.

TABLE 13. MATURITIES OF ADVANCES
At December 31, 2003
($ in thousands)	Amount	% of Total Advances	Weighted Average Rate
2004	$ 7,451	17.68%	5.56%
2005	11,502	27.30	6.11
2006	6,132	14.55	5.29
2007	5,987	14.21	5.63
2008	11,063	26.26	5.44
Total Advances	$ 42,135	100.00%	5.65%

SHAREHOLDERS’ EQUITY AND CAPITAL ADEQUACY

At December 31, 2003, shareholders’ equity totaled $29.3 million, compared to $34.4 million at the end of 2002 and $35.4 million at the end of 2001.  The major factors in the $5.1 million decrease in 2003 were the repurchase of company stock totaling $4.1 million and a reduction in other comprehensive income of $1.9 million offset in part by earnings, net of dividends declared, of $219,000.  Over the past three years, the dividend payout ratio has increased to 68.97% in 2003, up from 41.86% in 2002 and 34.62% in 2001.

Since 1998, the Company has been consistently repurchasing shares of its common stock when shares have been available at prices and amounts deemed prudent by management.  Table 14 summarizes the repurchase of the shares of its common stock by year.  All of the purchases were open market transactions and most were at a discount to book value

TABLE 14. SUMMARY OF STOCK REPURCHASES
Year Ended December 31,	Shares	Cost ($000)	Average Price Per Share
1998	491,054	$ 8,324	$ 16.95
1999	299,000	3,653	$ 12.22
2000	679,600	8,590	$ 12.64
2001	305,684	4,612	$ 15.09
2002	142,201	2,516	$ 17.69
2003	216,181	4,109	$ 19.01
Total Stock Repurchases	2,133,720	$ 31,804	$ 14.91

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The ratios in Table 15 indicate that the Company is well capitalized at December 31, 2003.   Increased liquidity had an effect on the capital ratios as risk-weighted assets at December 31, 2003 were $17.8 million lower than the level at December 31, 2002 while total capital was only $1.2 million lower during the same time period.  The regulatory capital ratios of Guaranty Savings and Homestead Association exceed the minimum required ratios, and the Association has been categorized as “well-capitalized” in the most recent notice received from its primary regulatory agency.

TABLE 15. CAPITAL AND RISK BASED CAPITAL RATIOS
	December 31,
($ in thousands)	2003	2002	2001
Tier 1 regulatory capital	$ 26,800	$ 28,145	$ 26,393
Tier 2 regulatory capital	601	483	435
Total regulatory capital	$ 27,401	$ 28,628	$ 26,828
Adjusted total assets	$ 213,199	$ 204,054	$ 183,235
Risk-weighted assets	$ 96,456	$ 114,261	$ 93,459
Ratios
Tier 1 capital to total assets	12.57%	13.79%	14.40%
Tier 1 capital to risk-weighted assets	27.78%	24.63%	28.24%
Total capital to risk-weighted assets	28.41%	25.05%	28.71%
Shareholders' equity to total assets	13.65%	16.37%	18.78%

LIQUIDITY AND CAPITAL RESOURCES

The objective of liquidity management is to ensure that funds are available to meet cash flow requirements of depositors and borrowers, while at the same time meeting the operating, capital and strategic cash flow needs of the Company and the Association, all in the most cost-effective manner.  The Company develops its liquidity management strategies and measures and monitors liquidity risk as part of its overall asset/liability management process, making use of the quantitative modeling tools to project cash flows under a variety of possible scenarios.

On the liability side, liquidity management focuses on growing the base of more stable core deposits at competitive rates, while at the same time ensuring access to economical wholesale funding sources.  The sections above on Deposits and Borrowings discuss changes in these liability-funding sources in 2003.

Liquidity management on the asset side primarily addresses the composition and maturity structure of the loan and investment securities portfolios and their impact on the Company’s ability to generate cash flows from scheduled payments, contractual maturities and prepayments, their use as collateral for borrowings and possible outright sales on the secondary market.  Tables 3 and 9 above present the contractual maturities of the loan portfolio and the Company’s investment in securities.

Cash generated from operations is another important source of funds to meet liquidity needs.  The consolidated statements of cash flows present operating cash flows and summarize all significant sources and uses of funds for each year in the three year period ended December 31, 2003.  While the Company reported net income of $691,000 for the year ended December 31, 2003, there was a net cash decrease of $1.3 million from operations.  This was primarily due to non-operating gains from securities transactions totaling $1.4 million and $1.4 million in dividends on mutual fund investments that were reinvested in principal that were not fully offset by operating income amounts.

Table 16 illustrates some the factors that the Company uses to measure liquidity.  The Company’s liquidity position has grown throughout the three year period ending December 31, 2003, reflecting strong deposit inflows and a high amount of loan and investment prepayments.  The Company has made investment allocation decisions and developed loan and deposit pricing strategies consistent with its assessment of current and future economic conditions.  Management feels that these higher liquidity levels of the past three years will return to more normal levels with increased economic activity, higher interest rates, and the strengthening of the capital markets

TABLE 16. KEY LIQUIDITY INDICATORS
	December 31,
($ in thousands)	2003	2002	2001
Cash and cash equivalents	$ 11,371	$ 13,352	$ 8,638
Total loans	77,960	78,807	82,037
Total deposits	142,108	106,781	71,169
Deposits $100,000 and over	27,235	17,368	3,928
Ratios
Total loans to total deposits	54.86%	73.80%	115.27%
Deposits $100,000 and over to total deposits	19.17%	16.27%	5.52%

ASSET/LIABILITY MANAGEMENT

The objective the Company’s asset/liability management is to implement strategies for the funding and deployment of its financial resources that are expected to maximize profitability over time at acceptable levels of risk.

Interest rate sensitivity is the potential impact of changing rate environments on both net interest income and cash flows.  The Association monitors its interest rate sensitivity on a quarterly basis by reviewing net interest income simulations, monitoring the economic value of equity and preparing interest rate gap analyses.

The simplest method of measuring interest rate sensitivity is gap analysis, which identifies the difference between the dollar volume of assets and liabilities that reprice within specific time periods.  A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets.  In general, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income, while a positive gap within shorter maturities would result in an increase in net interest income.  A cycle of falling interest rates would have the opposite effect.

Since thrift organizations are generally invested primarily in home mortgage loans varying in contractual terms to maturity usually from 15 to 25 years while their longest term interest-bearing liabilities are typically five-year certificates of deposit, they tend to create negative gaps over the short term.  Guaranty is no different; therefore, it is vital that the Association utilize its other investments to offset in the short-term (12-months or less) horizon the substantial negative re-pricing gap which arises from one to five years while at the same time maximizing net interest income.  The Company has placed much of its ready cash in short-term investments such as mortgage-based mutual funds that provide the benefit of overnight availability while producing yields approximately 150 basis points higher than overnight Federal Funds Sold.  The Association also places a high emphasis on cash flows in its portfolio of CMOs.  The duration of the Association’s CMOs varies from two to 15 years.  Table 17 shows the Company’s static gap position as of December 31, 2003.  This table indicates that the Company is significantly asset sensitive in the very near term and liability sensitive over a three-year time frame.

Gap analysis has several limitations, including the fact that it is a point-in-time measurement that ignores the dynamic nature of the Company’s assets and liabilities, and it does not take into consideration actions that managements can and will take to maximize net interest income over time.

Another tool used by management is a net portfolio value (“NPV”) model.  The NPV is the difference between the market value of the Association’s assets and the market value of the Association’s liabilities and off balance sheet commitments.  At least quarterly, the Board reviews the internal model and a standard thrift industry model prepared by the OTS from the Association’s quarterly Consolidated Maturity and Rate Report.

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 18 presented below is an analysis of the Association’s interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 300 basis points in accordance with OTS regulations.  Currently, due to the low level of interest rates, the only downward shock capable of being applied is 100 basis points.  As illustrated in the tables below, NPV is currently more sensitive to and may be more negatively impacted by rising rates than falling rates.

TABLE 17. INTEREST RATE SENSITIVITY
	By Maturity or Repricing at December 31, 2003,
($ in thousands)	0-90 Days	91-365 Days	After 1 through 3 Years	After 3 Years	Non-interest bearing	Total
ASSETS
Loans	$ 5,844	$ 8,766	$ 23,376	$ 39,974	$ -	$ 77,960
Securities available for sale	66,755	4,151	11,951	36,414	-	119,271
Cash and cash equivalents	9,472	-	-	-	1,899	11,371
Other assets	-	-	-	-	6,112	6,112
Total assets	82,071	12,917	35,327	76,388	8,011	214,714
SOURCES OF FUNDS
Noninterest bearing deposits	-	-	-	-	1,155	1,155
NOW account deposits	9,184	-	-	-	-	9,184
Savings deposits	35,196	-	-	-	-	35,196
Time deposits	11,070	37,497	47,665	341	-	96,573
Advances	1,824	5,627	17,634	17,050	-	42,135
Other liabilities	-	-	-	-	1,163	1,163
Shareholders' equity	-	-	-	-	29,308	29,308
Total sources of funds	57,274	43,124	65,299	17,391	31,626	214,714
Interest rate sensitivity gap
Period	$ 24,797	$ (30,207)	$ (29,972)	$ 58,997	$ (23,615)
Cumulative	$ 24,797	$ (5,410)	$ (35,382)	$ 23,615	$ -
Gap/total earning assets
Period	11.9%	(14.5)%	(14.4)%	28.3%	(11.3)%
Cumulative	11.9%	(2.6)%	(17.0)%	11.3%	-

TABLE 18. NET PORTFOLIO VALUE
	At December 31,
($ in thousands)	2003			2002
Change (Basis Point) in Interest Rates	$ Value	$ Change	% Change	$ Value	$ Change	% Change
+300	$ 36,888	$ (5,918)	(14)%	$ 36,092	$ 2,075	6%
+200	38,841	(3,965)	(9)%	35,451	1,434	4%
+100	40,801	(2,005)	(5)%	34,765	748	2%
0	42,806	-	-	34,017	-	-
-100	44,759	1,953	5%	33,156	(861)	(3)%
-200	n/a	n/a	n/a	n/a	n/a	n/a
-300	n/a	n/a	n/a	n/a	n/a	n/a

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

IMPACT OF INFLATION AND CHANGING PRICES

The great majority of assets and liabilities of a financial institution are monetary in nature.  Management believes the most significant potential impact of inflationary or deflationary economic cycles on the Company’s financial results is its ability to react to changes in interest rates.  Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of goods and services.  As discussed above, the Company employs asset/liability management strategies in its attempt to minimize the effects of economic cycles on its net interest income.

Inflation and changing prices also have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity to assets ratio.  Changing prices will also affect trends in noninterest operating expenses and noninterest income.

RESULTS OF OPERATIONS

The Company reported net income of $691,000, or $.58 per share, during 2003, compared to $1.2 million, or $.86 per share in 2002, and $1.6 million, or $1.04 per share, in 2001.  The reductions in earnings were primarily due to shrinking margins earned on interest earning assets that were not offset by reductions in the Company’s cost of providing for those funds.

NET INTEREST INCOME

The Company’s net interest income decreased 32%, or $1.8 million, in 2003, on an 8% growth in average earning assets.  This followed a 7%, or $354,000, increase in net interest income 2002 over 2001 when interest-earning assets grew 4%. Net interest margin is net interest income expressed as a percent of average interest-earning assets. During 2003, the Company was asset sensitive in all time horizons.  This implies that it would experience some compression in its net interest margin in a declining rate environment, holding other factors constant.    Such margin compression did occur in 2003, when there was a 110 basis point decrease in net interest margin to 1.84%, as interest rates decreased to record levels.  During 2002, the Company was able to add 7 basis points to increase its net interest margin to 2.94%, even though there was a 62 basis point decline in the yield on interest-earning assets.  This decline was offset by a decrease of 69 basis points in the cost of funding these interest-earning assets.  However, during 2003, a 167 basis point decrease in the interest-earning asset yield was not fully matched by a 57 basis point reduction in the cost of funds.  Tables 19 and 20 illustrate the factors contributing to these changes and the components of these changes.

As discussed earlier, there has been a surge in liquidity to the earning asset mix that was primarily caused by reduced loan demand in 2003 and an increase in demand for deposit accounts throughout 2002 and 2003.  While average loans grew slightly to 43% of average interest-earning assets in 2002 from 41% in 2001, they declined to 37% of average interest-earning assets in 2003.  Accelerated payoffs of collateralized mortgage obligation investments caused a decrease in this investment category to 11% of average interest-earning assets in 2003, from 28% in 2002 and 37% in 2001.  With rates at record low levels, management has directed this liquidity into short-term investments.  Mutual fund investments grew to 32% of average interest-earning assets in 2003, from 12% in 2002 and 4% in 2001 and investments in federal funds sold and interest-earning deposits grew as a percentage of average interest-earning assets to 7% in 2003, from 3% in 2002 which was down from 4% in 2001.

As discussed above, market rates fell to record lows in 2003.  Discipline in loan pricing in the face of restrained demand helped the Company to limit the decrease in loan portfolio yield to 10 basis points in 2003 after holding virtually even in 2002.  Low market rates stimulated home mortgage refinancing activity and accelerated prepayments on mortgage-backed securities and collateralized mortgage obligations.  These repayments have had significant impact on the Company’s yield on its loans and investment portfolios.

The Company’s funding mix continues to have a negative impact on interest margins in 2003.  The percentage of average interest-earning assets funded by higher-cost sources of funds, including time deposits and FHLB borrowings rose to 66% in 2003, from 65% in 2002 and down from 69% in 2001.  Lower-cost interest-bearing deposits rose to 20% of average interest-earning assets in 2003, up from 17% in 2002 and 13% in 2001.  While noninterest-bearing deposits increased in 2002 and 2003, they continue to fund less than 1% of average total assets.

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 19 below sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income from interest-earning assets and the resulting average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resulting average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin.  Information is based on average daily balances during the indicated periods.

TABLE 19. SUMMARY OF AVERAGE BALANCE SHEETS, NET INTEREST INCOME AND INTEREST RATES
Year Ended December 31,	2003			2002			2001
($ in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS
INTEREST-EARNING ASSETS
Loans	$ 76,623	$ 5,938	7.75%	$ 81,463	$ 6,397	7.85%	$ 76,300	$ 5,989	7.85%
U.S. Treasury securities	908	57	6.28	893	57	6.38	1,698	109	6.42
Mortgage-backed securities	419	33	7.88	677	48	7.09	1,376	90	6.54
Collateralized mortgage obligations	23,184	1,234	5.32	53,817	3,931	7.30	68,903	5,142	7.46
Mutual funds	65,627	1,357	2.07	23,261	706	3.04	7,759	373	4.81
FHLMC stock	21,531	1,120	5.20	19,991	1,041	5.21	15,531	868	5.59
Total investment in securities	111,669	3,801	3.40	98,639	5,783	5.86	95,267	6,582	6.91
FHLB stock	5,027	114	2.27	5,365	158	2.95	4,908	199	4.05
Federal funds sold and demand deposits	13,772	140	1.02	5,879	95	1.62	7,503	330	4.40
Total interest-earning assets	207,091	9,993	4.83%	191,346	12,433	6.50%	183,978	13,100	7.12%
NONINTEREST-EARNING ASSETS
Other assets	7,161			4,921			2,800
Allowance for loan losses	521			449			425
Total assets	$ 214,773			$ 196,716			$ 187,203

LIABILITIES AND SHAREHOLDERS' EQUITY
INTEREST-BEARING LIABILITIES
NOW account deposits	$ 7,127	$ 119	1.67%	$ 6,569	$ 132	2.01%	$ 5,797	$ 207	3.57%
Savings deposits	33,422	569	1.70	26,819	677	2.52	17,247	514	2.98
Time deposits	86,131	2,644	3.07	53,113	1,953	3.68	39,930	2,122	5.31
Total interest-bearing deposits	126,680	3,332	2.63	86,501	2,762	3.19	62,974	2,843	4.51
Borrowings	50,428	2,846	5.64	72,056	4,042	5.61	86,840	4,982	5.74
Total interest-bearing liabilities	177,108	6,178	3.49%	158,557	6,804	4.29%	149,814	7,825	5.22%
NONINTEREST-BEARING LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits	711			375			170
Other liabilities	5,161			2,636			736
Shareholders' equity	31,793			35,148			36,483
Total liabilities and shareholders' equity	$ 214,773			$ 196,716			$ 187,203
Net interest income and margin		$ 3,815	1.84%		$ 5,629	2.94%		$ 5,275	2.87%
Net interest-earning assets and spread	$ 29,983		1.34%	$ 32,789		2.21%	$ 34,164		1.90%
Cost of funding interest-earning assets			2.98%			3.56%			4.25%

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 20 below sets forth the effects of changing rates and volumes on net interest income of the Company.  Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate) and (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume).  The change in interest due to both volume and rate has been allocated proportionately between volume and rate based on the absolute dollar amount of the change in each.

TABLE 20. SUMMARY OF CHANGES IN NET INTEREST INCOME
	2003 Compared to 2002			2002 Compared to 2001
	Due to Change in		Total Increase (Decrease)	Due to Change in		Total Increase (Decrease)
($ in thousands)	Volume	Rate		Volume	Rate
INTEREST INCOME
Loans	$ (375)	$ (84)	$ (459)	$ 405	$ 3	$ 408
U.S. Treasury securities	94	(94)	-	10	(62)	(52)
Mortgage-backed securities	(547)	532	(15)	(798)	756	(42)
Collateralized mortgage obligations	103,955	(106,652)	(2,697)	9,695	(10,906)	(1,211)
Mutual funds	23,153	(22,502)	651	14,083	(13,750)	333
FHLMC stock	190	(111)	79	6,098	(5,925)	173
Total investment in securities	126,845	(128,827)	(1,982)	29,088	(29,887)	(799)
FHLB stock	3,589	(3,633)	(44)	5,405	(5,446)	(41)
Federal funds sold and demand deposits	3,569	(3,524)	45	20,641	(20,876)	(235)
Total interest income	133,628	(136,068)	(2,440)	55,539	(56,206)	(667)

INTEREST EXPENSE
NOW account deposits	9	(22)	(13)	16	(91)	(75)
Savings deposits	21,933	(22,041)	(108)	8,026	(7,863)	163
Time deposits	32,948	(32,257)	691	65,206	(65,375)	(169)
Total interest-bearing deposits	54,890	(54,320)	570	73,247	(73,328)	(81)
Borrowings	(3,658)	2,462	(1,196)	10,129	(11,069)	(940)
Total interest expense	51,233	(51,859)	(626)	83,376	(84,397)	(1,021)
Change in net interest income	$ 82,395	$ (84,209)	$ (1,814)	$ (27,837)	$ 28,191	$ 354

PROVISION FOR LOAN LOSSES

The portion of Guaranty’s loan portfolio made up of loans secured by commercial real estate has increased to 34% at December 31, 2003, from 23% at year-end 2002 and 12% at year end 2001.  Primarily because of this increased risk in the portfolio, the Company provided $118,000 for loan losses in 2003, up from $48,000 in 2002 and $25,000 in 2001.  The Company did not charge off any loans in 2003 or 2002, and only $10,000 of loans in 2001.

For a more detailed discussion of the changes in the allowance for loan losses, nonperforming assets and general credit quality, see the earlier section on Loans and Allowance for Loan Losses.  The future level of the allowance and provisions for loan losses will reflect management’s ongoing evaluation of credit risk, based on established internal policies and practices.

NON-INTEREST INCOME

Table 21 shows the components of non-interest income for each year in the three-year period ended December 31, 2003, along with the percent changes between years for each component.  Non-interest income before securities transactions increased 23%, or $19,000, in 2003 after increasing 204%, or $55,000, in 2002.  Excluding gains from the sale of foreclosed real estate, non-interest income grew 43% in 2003 and 117% in 2002.

Service charges on deposit accounts increased 19%, or $3,000, in 2003 and 60%, or $6,000, in 2002.  The Company continues to develop new deposit products and pricing strategies to increase demand deposits and related fee income.

Income from real estate held for investment, the largest component of recurring non-interest income, increased 129%, or $27,000, in 2003, compared to 2002.  This income is for rent received by the Company on property not used in its banking operations.  This property was fully leased in 2003; therefore, no additional growth is foreseeable in this area.

TABLE 21. NON-INTEREST INCOME
($ in thousands)	2003	% change	2002	% change	2001
Service charges on deposit accounts	$ 19	18.8%	$ 16	60.0%	$ 10
ATM fees	7	0.0%	7	40.0%	5
Returned check fees	1	0.0%	1	0.0%	1
Early closing penalties	9	-18.2%	11	57.1%	7
Income from real estate held for investment	48	128.6%	21	600.0%	3
Gain on sales and income from foreclosed assets	8	-52.9%	17	(a)	-
Miscellaneous	9	0.0%	9	28.6%	7
Total noninterest income before securities transactions	101	23.2%	82	148.5%	33
Securities transactions	1,375	6775.0%	20	-96.7%	607
Total noninterest income	$ 1,476	1347.1%	$ 102	-84.1%	$ 640
(a) Not meaningful

NON-INTEREST EXPENSE

Table 22 shows the components of non-interest expense for each year of the three-year period ended December 31, 2003 along with percent changes between years for each component.  Non-interest expense increased 5%, or $231,000, in 2003 after a 14%, or $510,000, increase in 2002.

TABLE 22. NON-INTEREST EXPENSE
($ in thousands)	2003	% change	2002	% change	2001
Employee compensation	$ 1,921	-0.7%	$ 1,934	7.3%	$ 1,802
Employee benefits	750	9.8%	683	16.8%	585
Total personnel expense	2,671	2.1%	2,617	9.6%	2,387
Net occupancy expense	431	1.2%	426	20.3%	354
Ad Valorem taxes	492	8.6%	453	33.6%	339
Date processing costs	145	-4.6%	152	9.4%	139
Advertising	86	-14.9%	101	6.3%	95
ATM expenses	44	18.9%	37	12.1%	33
Professional fees	93	25.7%	74	-9.8%	82
Deposit insurance and supervisory fees	109	1.9%	107	15.1%	93
Printing and office supplies	83	-21.0%	105	61.5%	65
Telephone	84	15.1%	73	7.4%	68
Prepayment penalty on FHLB advances	83	(a)	-	(a)	-
Other operating expenses	98	84.9%	53	130.4%	23
Total noninterest expense	$ 4,419	5.3%	$ 4,198	14.1%	$ 3,678
(a) Not meaningful

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Total personnel costs increased 2%, or $54,000, in 2003.  This followed a 10%, or $230,000, increase in 2002.  Employee compensation decreased 1%, or $13,000, in 2003 after a 7%, or $132,000, increase in 2002.  Employee benefits rose 10%, or $67,000, in 2003 and 17%, or $98,000, in 2002.  The Company provides full health insurance benefits to its employees and partial benefits to dependents of employees.  Employee health insurance costs were $244,000 in 2003, an increase of $42,000, or 21%, compared to $202,000 expensed in 2002.  This follows an increase of $46,000, or 29%, over 2001 levels.

The Company provides retirement benefits under an Employee Stock Ownership Plan (“ESOP”).  The cost of providing this benefit fluctuates with the price of the Company’s stock.  The cost associated with this plan was $488,000 in 2003, up from $465,000 in 2002 and $415,000 in 2001.

Occupancy expenses rose slightly in 2003, after an increase of 20%, or $72,000, in 2002.  Much of the increase in 2002 was due to the opening of a new branch location in that year.

Ad Valorem taxes increased 9%, or $39,000, in 2003, after an increase of 34%, 114,000, in 2002.  Included in this category is a tax that banks in Louisiana pay in lieu of a state income tax.  This tax, know as the bank shares tax, is based on the value of their capital stock.  This expense will fluctuate based in part on the growth in Guaranty’s equity and earnings and in part on market valuation trends for the banking industry. This tax increased $23,000 in 2003 and $111,000 in 2002.

During 2003, the Company was assessed $83,000 on the prepayment of three Federal Home Loan Bank advances.  All of the advances that were prepaid would have reached maturity later during 2003.  As a result of this transaction, the Company was able to reduce its interest expense on these advances by $97,000 resulting in a net savings of $14,000.  Management will continue to explore potential cost savings opportunities while also considering its liquidity needs and other investment opportunities.

INCOME TAXES

Income tax expense was $63,000 in 2003, $318,000 in 2002 and $589,000 in 2001.  The Company’s effective tax rate was 8.4% in 2003, 21.3% in 2002 and 26.7% in 2001.  These effective rates were lower than the 34% federal statutory rate primarily because of credits received for dividend income generated from equity investments.  The decrease in tax expense throughout 2002 and 2003 was primarily due to lower earnings.  See Note J to the financial statements for additional information on the Company’s effective tax rates and the composition of changes in income tax expense for all periods.

CONTRACTUAL OBLIGATIONS

The following table summarized payments due from the Company under specified long-term and certain other contractual obligations as of December 31, 2003.  Obligations under deposit contracts are not included.  The maturities of time deposits are scheduled in Table 12 above in the section on “Deposits”.

TABLE 23. CONTRACTUAL OBLIGATIONS
($ in thousands)	Payments Due By Period From December 31, 2003
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Federal Home Loan Bank Advances	$ 42,135	$ 7,451	$ 17,634	$ 17,050	$ -
Operating Lease Obligations	62,780	55,855	6,925	-	-
Total Obligations	$ 104,915	$ 63,306	$ 24,559	$ 17,050	$ -

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Management’s Discussion and Analysis of Financial Condition and Results of Operations

OFF-BALANCE SHEET OBLIGATIONS

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These financial instruments include mortgage and construction loan commitments and commercial lines of credit.  Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.  The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instrument is represented by the contractual notional amount of those instruments.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments (see Note P of the “Notes to Consolidated Financial Statements”).

The Company’s contingent liabilities and commitments as of December 31, 2003 are as follows:

TABLE 24. OFF-BALANCE SHEET OBLIGATIONS
($ in thousands)	Payments Due By Period From December 31, 2003
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Mortgage Loan Commitments	$ 3,166	$ 3,166	$ -	$ -	$ -
Construction Loan Commitments	2,835	2,835	-	-	-
Commercial Lines of Credit	1,959	1,959	-	-	-
Total Obligations	$ 7,960	$ 7,960	$ -	$ -	$ -

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The information required for this item in included in the section entitled Asset/Liability Management above.  The assumptions used by management to evaluate the vulnerability of the Association’s operations to changes in interest rates in tables 17 and 18 are based on assumptions of prepayments speeds.  Although management finds these assumptions reasonable, the interest rate sensitivity of the Association’s assets and liabilities and the estimated effects of changes in interest rates on the Association’s net interest income and net portfolio value indicated could vary substantially if different assumptions were used or actual experience differs from such assumptions.

2003 Annual Report	Page #

To The Board of Directors

GS Financial Corp. and Subsidiary

Independent Auditor's Report

We have audited the accompanying consolidated balance sheets of GS FINANCIAL CORP. and its wholly-owned subsidiary, GUARANTY SAVINGS AND HOMESTEAD ASSOCIATION as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GS FINANCIAL CORP. and its wholly-owned subsidiary, GUARANTY SAVINGS AND HOMESTEAD ASSOCIATION as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

 /s/ Laporte, Sehrt, Romig and Hand

A Professional Accounting Corporation

January 16, 2004

Metairie, Louisiana

GS Financial Corp and Subsidiary
Consolidated Balance Sheets

	December 31,
($ in thousands)	2003	2002
ASSETS
Cash and Cash Equivalents
Cash and Amounts Due from Depository Institutions	$ 1,899	$ 1,584
Interest-Bearing Deposits in Other Banks	4,507	9,578
Federal Funds Sold	4,965	2,190
Total Cash and Cash Equivalents	11,371	13,352

Securities Available-for-Sale, at Fair Value	119,271	108,726
Loans, Net	77,367	78,334
Accrued Interest Receivable	547	642
Premises and Equipment, Net	2,591	2,668
Stock in Federal Home Loan Bank, at Cost	2,726	5,461
Foreclosed Assets	52	-
Real Estate Held-for-Investment, Net	511	529
Other Assets	278	317
Total Assets	$ 214,714	$ 210,029

LIABILITIES
Deposits
Noninterest-bearing	$ 1,155	$ 874
Interest-bearing	140,953	105,907
Total Deposits	142,108	106,781

Advance Payments by Borrowers for Taxes and Insurance	312	430
FHLB Advances	42,135	66,392
Deferred Income Tax	512	1,572
Other Liabilities	339	470
Total Liabilities	185,406	175,645

STOCKHOLDERS' EQUITY
Preferred Stock - $.01 Par Value
Authorized - 5,000,000 shares
Issued - 0 shares	-	-
Common Stock - $.01 Par Value
Authorized - 20,000,000 shares
Issued - 3,438,500 shares	34	34
Additional Paid-in Capital	34,231	34,040
Unearned ESOP Stock	(802)	(1,083)
Unearned RRP Trust Stock	(1,059)	(1,274)
Treasury Stock, at Cost	(31,804)	(27,695)
Retained Earnings	28,553	28,334
Accumulated Other Comprehensive Income	155	2,028
Total Stockholders' Equity	29,308	34,384
Total Liabilities and Stockholders' Equity	$ 214,714	$ 210,029

The accompanying notes are an integral part of these financial statements.

2003 Annual Report	Page #

GS Financial Corp and Subsidiary
Consolidated Statements of Income

	Years Ended December 31,
($ in thousands, except per share data)	2003	2002	2001
INTEREST AND DIVIDEND INCOME
Loans, Including Fees	$ 5,938	$ 6,397	$ 5,989
Investment Securities	3,915	5,941	6,781
Other Interest Income	140	95	330
Total Interest Income	9,993	12,433	13,100

INTEREST EXPENSE
Deposits	3,332	2,762	2,843
Advances from Federal Home Loan Bank	2,846	4,042	4,982
Total Interest Expense	6,178	6,804	7,825

NET INTEREST INCOME	3,815	5,629	5,275
PROVISION FOR LOAN LOSSES	118	48	25
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	3,697	5,581	5,250

NONINTEREST EXPENSE
Salaries and Employee Benefits	2,671	2,617	2,387
Occupancy Expense	431	426	354
Ad Valorem Taxes	494	453	339
Other Expenses	823	692	598
Total Non-Interest Expense	4,419	4,188	3,678
NET (LOSS) INCOME BEFORE NON-INTEREST INCOME AND INCOME TAXES	(722)	1,393	1,572

NONINTEREST INCOME
Gain on Sale of Investments	1,375	20	607
Other Income	101	82	27
Total Non-Interest Income	1,476	102	634

INCOME BEFORE INCOME TAX EXPENSE	754	1,495	2,206
INCOME TAX EXPENSE	63	318	589
NET INCOME	$ 691	$ 1,177	$ 1,617

EARNINGS PER SHARE
Basic	$ 0.58	$ 0.86	$ 1.04
Diluted	$ 0.57	$ 0.86	$ 1.04

 The accompanying notes are an integral part of these financial statements.

GS Financial Corp and Subsidiary
Consolidated Statements of Comprehensive Income

	Years Ended December 31,
($ in thousands)	2003	2002	2001

NET INCOME	$ 691	$ 1,177	$ 1,617

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Unrealized Holding (Losses) Gains Arising During the Period	(834)	835	802
Reclassification Adjustment for (Gains) Losses included in Net Income	(1,040)	(652)	(249)
Total Other Comprehensive (Loss) Income	(1,873)	183	553

TOTAL COMPREHENSIVE (LOSS) INCOME	$ (1,182)	$ 1,360	$ 2,170

The accompanying notes are an integral part of these financial statements.

GS Financial Corp and Subsidiary
Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands)	Common Stock	Additional Paid-In Capital	Treasury Stock	Unearned ESOP Stock	Unearned RRP Trust Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances at December 31, 2000	$ 34	$ 33,854	$ (20,568)	$ (1,646)	$ (1,754)	$ 26,583	$ 1,292	$ 37,795
Distribution of RRP Trust Stock	-	(76)	-	-	277	-	-	201
ESOP Compensation Earned	-	133	-	281	-	-	-	414
Purchase of Treasury Stock	-	-	(4,611)	-	-	-	-	(4,611)
Dividends Declared	-	-	-	-	-	(561)	-	(561)
Net Income - Year Ended December 31, 2001	-	-	-	-	-	1,617	-	1,617
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	553	553
Balances at December 31, 2001	34	33,911	(25,179)	(1,365)	(1,477)	27,639	1,845	35,408

Distribution of RRP Trust Stock	-	(55)	-	-	203	-	-	148
ESOP Compensation Earned	-	184	-	282	-	-	-	466
Purchase of Treasury Stock	-	-	(2,516)	-	-	-	-	(2,516)
Dividends Declared	-	-	-	-	-	(482)	-	(482)
Net Income - Year Ended December 31, 2002	-	-	-	-	-	1,177	-	1,177
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	183	183
Balances at December 31, 2002	34	34,040	(27,695)	(1,083)	(1,274)	28,334	2,028	34,384

Distribution of RRP Trust Stock	-	(57)	-	-	215	-	-	158
ESOP Compensation Earned	-	248	-	281	-	-	-	529
Purchase of Treasury Stock	-	-	(4,109)	-	-	-	-	(4,109)
Dividends Declared	-	-	-	-	-	(472)	-	(472)
Net Income - Year Ended December 31, 2003	-	-	-	-	-	691	-	691
Other Comprehensive Loss, Net of Applicable Deferred Income Taxes	-	-	-	-	-	-	(1,873)	(1,873)
Balances at December 31, 2003	$ 34	$ 34,231	$ (31,804)	$ (802)	$ (1,059)	$ 28,553	$ 155	$ 29,308

The accompanying notes are an integral part of these financial statements.

GS Financial Corp and Subsidiary
Consolidated Statements of Cash Flows

	Years Ended December 31,
($ in thousands)	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$ 691	$ 1,177	$ 1,617
Adjustments to Reconcile Net Income to Net Cash (Used In) Provided by Operating Activities
Depreciation	142	165	140
Discount Accretion Net of Premium Amortization	(19)	(739)	(613)
Provision for Loan Losses	118	48	25
Non-Cash Dividend - FHLB Stock	(114)	(157)	(199)
Net Loan Fees	2	(1)	(1)
Mutual Fund Dividends Reinvested	(1,357)	(706)	(369)
ESOP Expense	529	465	415
RRP Expense	168	149	198
(Gain) Loss on Sale of Foreclosed Real Estate	(8)	(6)	(49)
(Gain) Loss on Sale of Investments	(1,375)	(20)	(607)
Deferred Income Tax (Benefit) Provision	(96)	74	61
Changes in Operating Assets and Liabilities:
Decrease (Increase) in Accrued Interest Receivable	91	242	(202)
Decrease (Increase) in Prepaid Income Taxes	75	(96)	(1)
Increase in Other Assets	(37)	(32)	(82)
(Decrease) Increase in Accrued Interest - FHLB Advances	(112)	(61)	93
Increase (Decrease) in Accrued Income Tax	-	1	-
Increase (Decrease) in Other Liabilities	(9)	4	(229)
Net Cash (Used in) Provided by Operating Activities	(1,311)	507	197

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Maturities of Investment Securities	62,276	73,345	40,115
Proceeds from Sales of Investment Securities	8,299	193	5,687
Purchases of Investment Securities	(49,083)	(77,215)	(49,749)
Investment in Mutual Funds, Net	(32,138)	(14,500)	(13,558)
Loan Originations and Principal Collections, Net	736	3,188	(7,519)
Purchases of Premises and Equipment	(47)	(287)	(158)
Cost of Construction of Building for Real Estate Held for Investment	-	(1)	(322)
Proceeds from Sales of Foreclosed Real Estate	73	51	546
Investment in Foreclosed Real Estate	(6)	(3)	(15)
Redemption (Purchase) of Federal Home Loan Bank Stock	2,849	-	(1,989)
Net Cash Used in Investing Activities	(7,041)	(15,229)	(26,962)

CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of Treasury Stock	(4,109)	(2,516)	(4,611)
(Decrease) Increase in Advances from Federal Home Loan Bank	(24,257)	(12,874)	25,075
Payment of Cash Stock Dividends	(472)	(482)	(561)
Increase in Deposits	35,327	35,341	12,290
(Decrease) in Deposits for Escrows	(118)	(33)	(193)
Net Cash Provided by Financing Activities	6,371	19,436	32,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,981)	4,714	5,235
CASH AND CASH EQUIVALENTS - Beginning of Year	13,352	8,638	3,403
CASH AND CASH EQUIVALENTS - End of Year	$ 11,371	$ 13,352	$ 8,638

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for:
Interest	$ 6,489	$ 6,874	$ 7,731
Income Taxes	69	326	537
Loans Transferred to Foreclosed Real Estate During the Year	111	42	364
Market Value Adjustment for (Loss) Gain on Securities Available-for-Sale	(2,852)	277	838

The accompanying notes are an integral part of these financial statements.

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

GS FINANCIAL CORP. (“Company”) was organized as a Louisiana corporation on December 24, 1996 for the purpose of becoming the holding company of Guaranty Savings and Homestead Association (“Association”) in anticipation of converting the Association from a Louisiana chartered mutual savings and loan association to a Louisiana chartered stock savings and loan association.  The Association operates in the savings and loan industry and as such provides financial services to individuals, corporate entities and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts.

The Association is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Guaranty Savings and Homestead Association.  All significant inter-company balances and transactions have been eliminated in consolidation.

USE OF ESTIMATES

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and valuation of foreclosed real estate.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company’s activities are with customers located within the Greater New Orleans area in Louisiana.  Notes C and D discuss the types of securities in which the Company invests.  Note E discusses the types of lending in which the Company engages.  The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS

For the purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and securities purchased under agreements to resell, all of which mature within ninety days.

SECURITIES AVAILABLE-FOR-SALE

Marketable securities are classified as “available-for-sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income over the terms of the securities.  Gains and losses on sales of securities are recorded on the trade date and are determined using the specific identification method.

LOANS

The Company, through its subsidiary, grants mortgage, commercial and construction loans, and lines of credit to customers.  A substantial portion of the loan portfolio is represented by mortgage loans throughout the Greater New Orleans Area.  The ability of the Company’s debtors to honor their contracts is largely dependent upon, among other factors, the real estate and general economic conditions in this area.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans are reported at their outstanding unpaid principal balance adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.  Interest income is accrued on the unpaid principal balance.  Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method.  Amortization of net deferred loan fees or costs is discontinued when a loan is placed on non-accrual status.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due.  At that time, uncollected interest previously recorded is reversed.  If the delinquent interest is subsequently collected, it is credited to income in the period collected.  Interest on impaired loans is discontinued when in management’s opinion the borrower may be unable to meet payments as they become due.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings.  Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the Association’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to pay, the estimated value of underlying collateral, and prevailing economic conditions.  This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable the Association will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

FORECLOSED ASSETS

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of the related loan balance or fair value less estimated cost to sell at the date of foreclosure.  Management periodically performs valuations, and an allowance for losses will be established to reduce the net carrying value to net realizable value if necessary.  Costs related to improvement of the property are capitalized, whereas costs related to holding the property are charged to operations.

PREMISES AND EQUIPMENT

Land is carried at cost.  Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line and accelerated methods over the estimated useful lives of the assets.

REAL ESTATE HELD-FOR-INVESTMENT

Real estate held-for-investment consists of a multi-suite office building at a former branch location of the Association.  The Company leases two of the four suites to the Association which serves as a branch office location.  The remaining two suites are leased by unrelated third parties.

INCOME TAXES

The Company and its wholly-owned subsidiary file a consolidated Federal income tax return on a calendar year basis.  Each entity pays its pro rata share of income taxes in accordance with a written tax-sharing agreement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to change in tax rates and laws.

While the Association is exempt from Louisiana income tax, it is subject to the Louisiana Ad Valorem tax that is based on stockholders’ equity and net income.

STOCK COMPENSATION PLANS

Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.  However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock.  Stock options issued under the Corporation’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25, no compensation cost is recognized for them.  The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

ADVERTISING COSTS

The Company expenses advertising costs as incurred.  Advertising cost were $85,000, $101,000 and $95,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income.  Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheets, such items, along with net income, are components of comprehensive income.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 149, Amendment of FASB Statement No. 133 on Derivative Instruments and Hedging Activities, amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133.  This statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, and amends certain definitions and other existing pronouncements.  This statement is effective for contracts and hedging relationships entered into or modified after June 30, 2003.  The adoption of this pronouncement had no effect on the financial position and results of operations of the Company.

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, establishes standards for how an issuer classifies and measures freestanding financial instruments with characteristics of both liabilities and equity.  The statement requires an issuer to classify as liabilities 1) a financial instrument issued in the form of shares that is mandatorily redeemable, 2) a financial instrument, other than an outstanding share, that at inception, contains an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation and that requires or may require the issuer to settle the obligation by transferring assets, 3) a financial instrument that contains an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation that the issuer must or may settle by issuing a variable number of its equity shares, if, at inception, certain criteria are met.  This statement does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety.  This statement is effective for financial instruments entered into or modified after May 31, 2003.  The adoption of this pronouncement had no effect on the financial position and results of operations of the Company.

NOTE B - SECURITIES – AVAILABLE-FOR-SALE

The amortized costs and fair value of securities – available-for-sale, with gross unrealized gains and losses, follows:

	December 31, 2003,
($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S Government and Federal Agencies	$ 801	$ 80	$ -	$ 881
Mortgage Backed Securities	339	23	-	362
Collateralized Mortgage Obligations	32,220	410	144	32,486
Mutual Funds	65,831	4	464	65,371
FHLMC Preferred Stock	19,846	513	188	20,171
	$ 119,037	$ 1,030	$ 796	$ 119,271

	December 31, 2002,
($ in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S Government and Federal Agencies	$ 801	$ 116	$ -	$ 917
Mortgage Backed Securities	539	30	-	569
Collateralized Mortgage Obligations	52,103	987	24	53,066
Mutual Funds	32,336	46	-	32,382
FHLMC Common Stock	16	929	-	945
FHLMC Preferred Stock	19,846	1,001	-	20,847
	$ 105,641	$ 3,109	$ 24	$ 108,726

The Company's investment in FHLMC common and preferred stock represents an investment in securities, which pay a stated rate of interest quarterly, of which 70% is exempt from Federal income tax.  This FHLMC preferred stock contains call options from 2004 to 2009.

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE B - INVESTMENT SECURITIES – (Continued)

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2003, follows.  Equity investments and debt securities with scheduled repayments, such as mortgage-backed-securities and collateralized mortgage obligations are presented in separate totals.

	December 31,
	2003		2002
($ in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts Maturing in:
Within One Year	$ 65,831	$ 65,371	$ 32,336	$ 32,382
One to Five Years	801	881	801	917
Five to Ten Years	-	-	-	-
Total Debt Securities with Single Maturities	66,632	66,252	33,137	33,299
Mortgage Backed Securities	339	362	539	569
Collateralized Mortgage Obligations	32,220	32,486	52,103	53,066
Equity Investments	19,846	20,171	19,862	21,792
	$ 119,037	$ 119,271	$ 105,641	$ 108,726

For the years ended December 31, 2003, 2002 and 2001, proceeds from the sale of securities available-for-sale amounted to $8,299,000, $193,000 and $5,687,000, respectively.  Gross realized gains amounted to $1,375,000, $20,000 and $607,000, respectively.

CMOs with market values totaling $14,003,855 were pledged as collateral towards the outstanding balance of advances from the Federal Home Loan Bank at December 31, 2002.  No securities were pledged at December 31, 2003.

NOTE C - LOANS

A summary of the balances of loans follows:

	December 31,
($ in thousands)	2003	2002
Loans Secured by First Mortgages on Real Estate:
1-4 Family Residential	$ 44,021	$ 57,502
Construction	4,709	1,263
Commercial Real Estate	13,761	8,672
Other	12,699	9,452
Total Real Estate Loans	75,190	76,889
Consumer Loans	513	403
Commercial Loans	2,257	1,515
Total Loans	77,960	78,807
Allowance for Loan Losses	(601)	(483)
Net Deferred Loan Origination Costs	8	10
Loans, Net	$ 77,367	$ 78,334

NOTE C - LOANS (Continued)

An analysis of the allowance for loan losses is as follows:

	Years Ended December 31,
($ in thousands)	2003	2002	2001
Balance, Beginning of Year	$ 483	$ 435	$ 420
Provision for Losses	118	48	25
Loans Charged-off	-	-	10
Balance, End of Year	$ 601	$ 483	$ 435

Loans receivable as of December 31, 2003 are scheduled to mature and adjustable rate loans are scheduled to reprice as follows:

($ in thousands)	Under One Year	One to Five Years	Six to Ten Years	Over Ten Years	Total
1-4 Family - Fixed Rate	$ 167	$ 1,721	$ 7,028	$ 35,105	$ 44,021
Other Real Estate - Fixed Rate	3,093	3,775	436	23,865	31,169
Commercial - Fixed Rate	934	553	514	256	2,257
All Other Loans	513	-	-	-	513
	$ 4,707	$ 6,049	$ 7,978	$ 59,226	$ 77,960

Loans for which impairment had been recognized totaled approximately $310,000 and $295,000 at December 31, 2003 and 2002, respectively.  The valuation allowance related to impaired loans amounted to $45,000 and $49,000 at December 31, 2003 and 2002, respectively.  The amount of interest income that would have been recorded on impaired loans at December 31, 2003 and 2002 was $42,000 and $34,000, respectively.

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates.  In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Association.  An analysis of the changes in loans to such borrowers follows:

	December 31,
($ in thousands)	2003	2002
Balance, Beginning of Year	$ 935	$ 1,456
Additions	-	50
Payments and Renewals	(47)	(571)
Balance, End of Year	$ 888	$ 935

The Company’s lending activity is concentrated within the metropolitan New Orleans area and surrounding parishes, with its major emphasis in the origination of permanent single-family dwelling loans.  Such loans comprise the majority of the Company’s loan portfolio.

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE D - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2003 and 2002, consists of the following:

	December 31,
($ in thousands)	2003	2002
Loans	$ 378	$ 345
Investments Securities	169	297
	$ 547	$ 642

 NOTE E - FORECLOSED REAL ESTATE

A summary of the activity of the Foreclosed Assets account follows:

	December 31,
($ in thousands)	2003	2002
Balance, Beginning of Year	$ -	$ -
Acquired in Settlement of Loans	111	42
Costs Capitalized	6	3
Sales of Foreclosed Real Estate	(65)	(45)
	$ 52	$ -

Expenses applicable to foreclosed assets consist of operating expenses, net of rental income.  The Company incurred net expenses associated with foreclosed real estate of approximately $-0- and $3,000 for the years ended December 31, 2003 and 2002, respectively.

NOTE F - PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31,
($ in thousands)	2003	2002
Land	$ 952	$ 952
Buildings and Improvements	2,074	2,074
Furniture, Fixtures and Equipment	732	735
	3,758	3,761
Accumulated Depreciation and Amortization	(1,167)	(1,093)
	$ 2,591	$ 2,668

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was approximately $124,000, $149,000 and $139,000, respectively.

NOTE G - REAL ESTATE HELD-FOR-INVESTMENT

Real estate held-for-investment, which consists of a multi-suite office building located on the property of a former branch location of the Association, is summarized below:

	December 31,
($ in thousands)	2003	2002
Land	$ 226	$ 226
Buildings and Improvements	320	320
	546	546
Accumulated Depreciation and Amortization	(35)	(17)
	$ 511	$ 529

Depreciation expense for each of the years ended December 31, 2003, 2002 and 2001 was $18,000, $16,000 and $1,000, respectively.

In 2003 the Company realized $48,000 in rental income from this property.  During 2002, the Company had $49,000 in such rental income.

NOTE H – DEPOSITS

Deposit account balances at December 31, 2003 and 2002 are summarized as follows:

	December 31,
	Weighted Average Rate		Account Balances
			2003		2002
($ in thousands)	2003	2002	Amount	Percent	Amount	Percent
Balance by Interest Rate
Demand Deposit Accounts	1.37%	1.73%	$ 10,339	7.28%	$ 7,415	6.94%
Regular Savings Accounts	1.50%	2.28%	35,196	24.77	31,153	29.17
Certificates of Deposit	2.81%	3.44%	96,573	67.96	68,213	63.88
			$ 142,108	100.00%	$ 106,781	100.00%
Certificate Accounts Maturing
One Year or Less			$ 48,567	50.29%	$ 47,695	69.92%
One to Two Years			36,069	37.35	8,981	13.17
Two to Three Years			11,596	12.01	11,428	16.75
Three to Five Years			341	0.35	109	0.16
			$ 96,573	100.00%	$ 68,213	100.00%

The aggregate amount of deposits in denominations $100,000 or more at December 31, 2003 and 2002, was approximately $27,235,000 and $17,368,000, respectively.

NOTE H – DEPOSITS (Continued)

Interest expense for each of the following periods is as follows:

	Years Ended December 31,
($ in thousands)	2003	2002	2001
Certificates	$ 2,644	$ 1,953	$ 2,122
NOW Accounts	119	132	207
Passbook Savings	569	677	514
	$ 3,332	$ 2,762	$ 2,843

The Association held deposits of approximately $1,493,000 and $1,149,000 for related parties at December 31, 2003 and 2002, respectively.

NOTE I - BORROWINGS

Pursuant to collateral agreements with the Federal Home Loan Bank (“FHLB”), advances issued by the Federal Home Loan Bank are secured by a blanket floating lien on first mortgage loans and certain pledged CMOs.  Total interest expense recognized in 2003, 2002 and 2001 was $2,846,000, $4,042,000 and $4,982,000, respectively.

Advances consisted of the following at December 31, 2003 and 2002, respectively (In Thousands).

	December 31,
Contract Rate	2003	2002
4% - 4.99%	$ -	$ 1,144
5% - 5.99%	37,774	58,851
6% - 6.99%	4,361	6,397
	$ 42,135	$ 66,392

Maturities of Advances at December 31, 2003 for each of the next five years are as follows (In Thousands):

Year Ending December 31,	Amount
2004	$ 7,451
2005	11,502
2006	6,132
2007	5,987
2008	11,063
$ 42,135

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE J - INCOME TAX EXPENSE

The provision for income taxes for 2003, 2002 and 2001 consists of the following:

	Years Ended December 31,
($ in thousands)	2003	2002	2001
Current Tax Expense	$ 140	$ 232	$ 528
Deferred Tax Expense	(77)	86	61
	$ 63	$ 318	$ 589

The provision for Federal income taxes differs from that computed by applying Federal statutory rates to income (loss) before Federal income tax expense, as indicated in the following analysis:

	Years Ended December 31,
($ in thousands)	2003	2002	2001
Expected Tax Provision at a 34% Rate	$ 256	$ 508	$ 750
Expected State Corporate Tax	1	2	(2)
Effect of Tax Exempt Income	(212)	(248)	(207)
Employee Stock Ownership Plan	36	62	53
Other	(18)	(6)	(5)
	$ 63	$ 318	$ 589

Deferred tax liabilities have been provided for the temporary differences related to unrealized gains on available-for-sale securities, deferred loan costs, depreciation, the allowance for loan losses, and non-cash Federal Home Loan Bank dividends.  Deferred tax assets have been provided for the temporary differences related to the Company’s Recognition and Retention Plan and Employee Stock Ownership Plan, reserves for uncollected interest and late charges, deferred loan fees, and the allowance for losses on foreclosed real estate.  The net deferred tax assets or liabilities in the accompanying consolidated balance sheets include the following components:

December 31,
($ in thousands)	2003	2002
Deferred Tax Assets
Recognition and Retention Plan	$ 17	$ 13
Employee Stock Ownership Plan	77	43
Other	-	3
Total Deferred Tax Assets	94	59
Deferred Tax Liabilities
FHLB Stock Dividends	394	356
Market Value Adjustment to Available-for-Sale Securities	80	1,045
Allowance for Loan Losses	108	156
Other	24	74
Total Deferred Tax Liabilities	606	1,631
Deferred Tax Liabilities - Net of Deferred Tax Assets	$ 512	$ 1,572

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE J - INCOME TAX EXPENSE (Continued)

Included in retained earnings at December 31, 2003 and 2002, is approximately $3,800,000 in bad debt reserves for which no deferred Federal income tax liability has been recorded.  These amounts represent allocations of income to bad debt deductions for tax purposes only.  Reduction of these reserves for purposes other than tax bad-debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate.  The unrecorded deferred liability on these amounts was approximately $1,292,000 for December 31, 2003 and 2002, respectively.

NOTE K - EMPLOYEE STOCK OWNERSHIP PLAN

During 1997, GS Financial Corp. instituted an employee stock ownership plan. The GS Financial Corp. Employee Stock Ownership Plan enables all eligible employees of the Bank to share in the growth of the Company through the acquisition of stock.  Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining age 21.

The ESOP purchased the statutory limit of eight percent of the shares offered in the initial public offering of the Company (275,080 shares).  This purchase was facilitated by a loan from the Company to the ESOP in the amount of $2,750,800.  The loan is secured by a pledge of the ESOP shares.  The shares pledged as collateral are reported as unearned ESOP shares in the balance sheets.  The corresponding note is to be paid back in 40 equal quarterly payments of $103,000 on the last business day of each quarter, beginning June 30, 1997 at the rate of 8.5%.  The note payable and the corresponding note receivable have been eliminated for consolidation purposes.

The Company may contribute to the plan, in the form of debt service, at the discretion of its board of directors.  Dividends received on the ESOP shares are utilized to service the debt.  Shares are released for allocation to plan participants based on principal and interest payments of the note.  Compensation expense is recognized based on the number of shares allocated to plan participants each year and the average market price of the stock for the current year.  Released ESOP shares become outstanding for earnings per share computations.

As compensation expense is incurred, the Unearned ESOP Shares account is reduced based on the original cost of the stock.  The difference between the cost and average market price of shares released for allocation is applied to Additional Paid-in Capital.  ESOP compensation expense was approximately $488,000, $465,000 and $415,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The ESOP shares as of December 31, 2003 and 2002 were as follows:

	December 31,
	2003	2002
Allocated Shares	134,346	123,457
Shares Released For Allocation	28,132	28,132
Unreleased Shares	80,187	108,319
Total ESOP Shares	242,665	259,908
Fair Value of Unreleased Shares (in thousands)	$ 1,559	$ 1,966
Stock Price at December 31	$ 19.44	$ 18.15

Total ESOP shares decreased in 2003 and 2002 due to the liquidation of shares for employees who terminated their employment in 2003 and 2002.

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE L - RECOGNITION AND RETENTION PLAN

On October 15, 1997, the Company established a Recognition and Retention Plan (the “Plan”) as an incentive to retain personnel of experience and ability in key positions.  The Company approved a total of 137,540 shares of stock to be acquired for the Plan, of which 125,028 shares were allocated for distribution to key employees and directors.  During 2003, 2,500 awarded shares were forfeited due to the resignation of an employee.  As shares are acquired for the Plan, the purchase price of these shares is recorded as unearned compensation, a contra equity account.  As the shares are distributed, the contra equity account is reduced.

During 1998, by unanimous approval of the Plan participants, the Plan was amended as a direct effort to reduce the Company’s expenses resulting from the Plan.  Prior to the amendment to the Plan, Plan share awards were earned by recipients at a rate of 20% of the aggregate number of shares covered by the Plan over five years.  The amended Plan stipulates that Plan share awards are earned by recipients at a rate of 10% of the aggregate number of shares covered by the plan over ten years.  If the employment of an employee or service as a non-employee director is terminated prior to the tenth anniversary of the date of grant of Plan share award for any reason (except for death, disability or retirement), the recipient shall forfeit the right to any shares subject to the award which have not been earned.

The total cost associated with the Plan is based on a per share value of $12.50, the market price of the Company’s stock as of the date on which the Plan was amended.  This cost is being amortized over ten years.  Compensation expense pertaining to the Recognition and Retention plan was $169,000, $149,000 and $198,000 for the years ended December 31, 2003, 2002 and 2001, respectively.  The higher expense in 2001 was attributable to a lump sum distribution of the remaining awarded shares under the terms of the plan to a member of the Board of Directors who retired for health reasons.

A summary of the changes in restricted stock follows:

	December 31,
	Unawarded Shares		Awarded Shares
	2003	2002	2003	2002
Balance, Beginning of Year	12,472	12,472	59,568	71,484
Purchased by Plan	-	-	-	-
Granted	-	-	-	-
Forfeited	2,500	-	(2,500)	-
Earned and Issued	-	-	(12,591)	(11,916)
Balance, End of Year	14,972	12,472	44,477	59,568

NOTE M - STOCK OPTION PLAN

In 1997, the Company adopted a stock option plan for the benefit of directors, officers, and other key employees.  The number of shares of common stock reserved for issuance under the stock option plan was 343,850 shares, or ten percent of the total number of shares of common stock sold in the Company’s initial public offering of its common stock.

The plan also permits the granting of Stock Appreciation Rights (SARs).  SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of the Company stock from the date of grant to the date of exercise.  No SARs have been issued under the plan.

On October 15, 1997, the Company granted a total of 275,076 options to directors, officers, and other key employees.  Under the plan, the exercise price of each option cannot be less than the fair value of the underlying common stock as of the date of the option grant, and the maximum term is 10 years.  Options vest over five years.

NOTE M - STOCK OPTION PLAN (Continued)

The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations.  No stock-based employee compensation cost is reflected in net income, as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of the grant.  The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Years Ended December 31,
($ in thousands, except per share data)	2003	2002	2001
Net income as reported	$ 691	$ 1,171	$ 1,617
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	-	(166)	(210)
Pro Forma Net Income	$ 691	$ 1,005	$ 1,407
Earnings per Share
Basic, as reported	$ 0.58	$ 0.86	$ 1.04
Basic, pro forma	$ 0.58	$ 0.74	$ 0.90
Diluted, as reported	$ 0.57	$ 0.86	$ 1.04
Diluted, pro forma	$ 0.57	$ 0.74	$ 0.90

The fair value of options granted on October 15, 1997 was estimated as of the date of the grant using the Black-Scholes option-pricing model with the following assumptions:  dividend yield of 1.59%; expected volatility of 16.2%; risk-free interest rate of 6.14%; and life of 9.88 years.

A summary of the status of the Company’s stock option plan as of December 31, 2003, 2002, and 2001, and changes during the years ending on those dates is presented below:

	Years Ended December 31,
	2003		2002		2001
		Exercise		Exercise		Exercise
Fixed Options	Shares	Price	Shares	Price	Shares	Price
Outstanding at Beginning of Year	275,076	$ 17.18	275,076	$ 17.18	275,076	$ 17.18
Granted	-		-		-
Exercised	-		-		-
Forfeited	-		-		-
Outstanding at End of Year	275,076	$ 17.18	275,076	$ 17.18	275,076	$ 17.18
Options Exercisable at Year-End	275,076	$ 17.18	275,076	$ 17.18	220,061	$ 17.18

The following table summarizes information about fixed stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding at 12/31/03	Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$ 17.18	275,076	3.8 years	$ 17.18	275,076	$ 17.18

NOTE N - COMPREHENSIVE INCOME

Comprehensive income was comprised of changes in the Company’s unrealized holding gains or losses on securities available-for-sale during 2003, 2002 and 2001.  The components of comprehensive income and related tax effects are as follows:

	Years Ended December 31,
($ in thousands)	2003	2002	2001
Gross Unrealized Holding (losses) Gains Arising During the Period	$ (1,277)	$ 1,265	$ 1,215
Tax Benefit (Expense)	443	(430)	(413)
	(834)	835	802
Reclassification Adjustment for Gains Included in Net Income	(1,575)	(988)	(377)
Tax Expense	536	336	128
	(1,040)	(652)	(249)
Net Unrealized Holding (Losses) Gains Arising During the Period	$ (1,873)	$ 183	$ 553

NOTE O - REGULATORY MATTERS

The Association is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (“OTS”).  Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank and the financial statements.  Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines involving quantitative measures of the Association’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.  The Association’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios of:  total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), tangible capital to adjusted total assets (as defined), and tangible equity to adjusted total assets (as defined.)  As of December 31, 2003, the Association met all of the capital requirements to which it is subject and was deemed to be well capitalized.

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE O - REGULATORY MATTERS – (Continued)

The actual and required capital amounts and ratios applicable to the Association for the years ended December 31, 2003 and 2002, are presented in the following tables, including a reconciliation of capital under generally accepted accounting principles (“GAAP”) to such amounts reported for regulatory purposes.

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized under Prompt Corrective Action Provisions
($ in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003
Tangible Capital	$ 26,800	12.57%	$ 3,198	1.50%	n/a	n/a
Tangible Equity Ratio	26,800	12.57%	4,264	2.00%	n/a	n/a
Tier 1 Capital	26,800	12.57%	6,396	3.00%	$ 10,660	5.00%
Tier 1 Risk Based Capital	26,800	27.78%	3,858	4.00%	5,787	6.00%
Total Risk-Based Capital	27,401	28.41%	7,716	8.00%	9,645	10.00%
December 31, 2002
Tangible Capital	$ 28,145	13.79%	$ 3,061	1.50%	n/a	n/a
Tangible Equity Ratio	28,145	13.79%	4,081	2.00%	n/a	n/a
Tier 1 Capital	28,145	13.79%	6,122	3.00%	$ 10,203	5.00%
Tier 1 Risk Based Capital	28,145	24.63%	4,571	4.00%	6,857	6.00%
Total Risk-Based Capital	28,628	25.05%	9,141	8.00%	11,426	10.00%

NOTE P - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Association is a party to credit related commitments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.  These consist of outstanding mortgage and construction loan commitments and commercial lines of credit.  Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements.

The Association’s exposure to credit loss is represented by the contractual amount of these commitments.  The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

As of December 31, 2003 and 2002, outstanding mortgage, construction and commercial lines of credit commitments were approximately $7,961,000 and $2,797,000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  The commitments for lines of credit may expire without being drawn upon.  Therefore, the total commitment amounts do not necessarily represent future cash requirements.  The amount of collateral obtained, if it is deemed necessary by the Association, is based on management’s credit evaluation of the customer.

NOTE Q - COMMITMENTS AND CONTINGENCIES

EMPLOYMENT CONTRACTS

The chief executive officer and the executive vice-president of the Company serve under employment contracts that were approved by the Board of Directors on February 13, 1997. The contracts were amended on February 14, 2002, to extend the term thereof to February 13, 2005.

NOTE Q - COMMITMENTS AND CONTINGENCIES – (Continued)

OPERATING LEASES

During 2002, the Association entered into a lease with the Company for a Branch Office Location.  The rental expense associated with this lease is eliminated in the consolidated statement of operations.  The lease has a term of 24 months with a rental rate of $4,025 per month.  In addition, the Association leases an automobile under an operating lease that expires in November 2005.  Total rent expense incurred under these leases amounted to $55,855, $39,907 and $16,076 for the years ended December 31, 2003, 2002, and 2001, respectively.

Future minimum rental payments are as follows:

Year Ending December 31,	Amount
2004	$ 55,855
2005	6,925
2006	-
Total	$ 62,780

NOTE R - CONCENTRATION OF CREDIT RISK

In accordance with industry practices, the Company has deposits in other financial institutions for more than the insured limit.  These deposits in other institutions do not represent more than the normal industry credit risk.

NOTE S - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosure is made in accordance with the requirements of SFAS No. 107, Disclosures About Fair Value of Financial Instruments.  Financial instruments are defined as cash and contractual rights and obligations that require settlement, directly or indirectly, in cash.  In cases where quoted market prices are not available, fair values have been estimated using the present value of future cash flows or other valuation techniques.  The results of these techniques are highly sensitive to the assumptions used, such as those concerning appropriate discount rates and estimates of future cash flows, which require considerable judgment.  Accordingly, estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current settlement of the underlying financial instruments.  SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.  These disclosures should not be interpreted as representing an aggregate measure of the underlying value of the Company.

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE S - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS – (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2003		2002
($ in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and short-term investments	$ 11,371	$ 11,371	$ 13,352	$ 13,352
Investments in securities	119,271	119,271	108,726	108,726
Loans, Net	77,367	84,367	78,334	84,373
Federal Home Loan Bank Stock	2,726	2,726	5,461	5,461
Accrued Interest Receivable	547	547	642	642
Financial Liabilities
Deposits	$ 142,108	$ 140,466	$ 106,781	$ 106,251
Borrowings	42,135	46,587	66,392	73,071
Accrued interest Payable	200	200	311	311

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash and Cash Equivalents - The carrying amount of cash and due from financial institutions, federal funds sold and short-term investments approximate fair values.

Securities - Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices.  If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable, Net - The fair values of loans are estimated through discounted cash flow analysis, using current rates at which loans with similar terms would be made to borrowers with similar credit quality.  Appropriate adjustments are made to reflect probable credit losses.  The carrying amount of accrued interest on loans approximated its fair value.

Federal Home Loan Bank Stock - The carrying value of Federal Home Loan Bank Stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Deposit Liabilities - SFAS No. 107 specifies that the fair value of deposit liabilities with no defined maturity is the amount payable on demand at the reporting date, i.e., their carrying or book value. These deposits include interest and non-interest bearing checking, passbook, and money market accounts. The fair value of fixed rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates of similar remaining maturities to a schedule of aggregate expected cash flows on time deposits.

Advances from the Federal Home Loan Bank - The fair value of fixed rate borrowings is estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest - The carrying amount of accrued interest approximates its fair value.

Off Balance-Sheet Instruments - Off-balance-sheet financial instruments include commitments to extend credit and undisbursed lines off credit. The fair value of such instruments is estimated using fees currently charged for similar arrangements in the marketplace, adjusted for changes in terms and credit risk as appropriate.  The estimated fair value for these instruments was not significant at December 31, 2003 and 2002.  The contract or notional amounts of the Company’s financial instruments with off-balance-sheet risk are disclosed in Note P.

NOTE T - SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following sets forth condensed quarterly results of operations for 2003 and 2002:

	First	Second	Third	Fourth
($ in thousands, except per share data)	Quarter	Quarter	Quarter	Quarter
2003
Interest Income	$ 2,610	$ 2,492	$ 2,315	$ 2,538
Interest Expense	1,608	1,613	1,502	1,455
Net Interest Income	1,002	879	813	1,083
Provision for Loan Losses	-	56	41	21
Other Income	593	281	606	34
Other Expense	1,129	1,126	1,179	985
Income Tax Expense	91	(28)	49	(49)
Net Income	$ 375	$ 6	$ 150	$ 160
Net Income per Common Share (1)
Basic	$ 0.29	$ 0.01	$ 0.13	$ 0.14
Diluted	$ 0.28	$ 0.01	$ 0.13	$ 0.14
Dividends Per Share	$ 0.10	$ 0.10	$ 0.10	$ 0.10
2002
Interest Income	$ 3,070	$ 3,135	$ 3,211	$ 3,017
Interest Expense	1,709	1,678	1,699	1,718
Net Interest Income	1,361	1,457	1,512	1,299
Provision for Loan Losses	4	11	-	33
Other Income	24	37	21	20
Other Expense	969	1,027	1,027	1,164
Income Tax Expense	84	98	105	31
Net Income	$ 328	$ 358	$ 401	$ 91
Net Income per Common Share (1)
Basic	$ 0.23	$ 0.25	$ 0.30	$ 0.07
Diluted	$ 0.23	$ 0.25	$ 0.30	$ 0.07
Dividends Per Share	$ 0.09	$ 0.09	$ 0.09	$ 0.09
(1) Quarterly per share amounts do not add to total for the year ended due to rounding.

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE U - EARNINGS PER COMMON SHARE

Earnings per share are computed using the weighted average number of shares outstanding as prescribed in SFAS No. 128.  Options to purchase 275,076 shares at $17.18 per share were outstanding during 2003 and 2002, but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market value price of the common shares.  The options were still outstanding at December 31, 2003, and were included in the computation of diluted earnings per share.  The Company had no other securities outstanding during the years ended December 31, 2003, 2002 or 2001 that would have a dilutive effect on earnings per share.

	Years Ended December 31,
($ in thousands, except per share data)	2003	2002	2001
Numerator:
Net Income	$ 691	$ 1,177	$ 2,206
Effect of Dilutive Securities	-	-	-
Numerator for Diluted Earnings Per Share	$ 691	$ 1,177	$ 2,206
Denominator:
Weighted-Average Shares Outstanding	1,194,296	1,371,800	1,555,260
Effect of Potentially Dilutive Securities	20,147	-	-
Denominator for Diluted Earnings Per Share	1,214,443	1,371,800	1,555,260
Earnings Per Share
Basic	$ 0.58	$ 0.86	$ 1.42
Diluted	$ 0.57	$ 0.86	$ 1.42
Cash Dividends Per Share	$ 0.40	$ 0.36	$ 0.36

The following table presents the components of average outstanding shares for each of the three years:

	Years Ended December 31,
	2003	2002	2001
Average Common Shares Issued	3,438,500	3,438,500	3,438,500
Average Treasury Shares	(2,063,289)	(1,845,346)	(1,623,649)
Average Unearned ESOP Shares	(108,241)	(136,373)	(164,506)
Average unearned RRP Trust Shares	(72,674)	(84,981)	(95,085)
	1,194,296	1,371,800	1,555,260

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE V – PARENT COMPANY FINANCIAL STATEMENTS

Financial information pertaining only to GS Financial Corp. is as follows:

BALANCE SHEETS
	December 31,
($ in thousands)	2003	2002
ASSETS
Cash and Cash Equivalents	$ 148	$ 245
Investments - Available-for-Sale, at Fair Value	555	2,065
Investment in Subsidiary	26,945	30,152
Loan Receivable	1,031	1,338
Other Assets	825	788
Total Assets	$ 29,504	$ 34,588
LIABILITIES AND STOCKHOLDERS' EQUITY
Deferred Tax Liability	$ 12	$ 20
Other Liabilities	6	6
Stockholders' Equity	29,486	34,562
Total Liabilities and Stockholders' Equity	$ 29,504	$ 34,588

STATEMENTS OF INCOME
	Years Ended December 31,
($ in thousands)	2003	2002	2001
Equity in Undistributed Earnings of Subsidiary	$ 687	$ 1,138	$ 1,579
Interest Income	160	218	260
Other Income	97	97	5
Total Income	944	1,453	1,844
Total Expenses	249	251	208
Income Before Income Taxes	695	1,202	1,636
Income Tax Expense	4	25	19
Net Income	$ 691	$ 1,177	$ 1,617

GS Financial Corp and Subsidiary
Notes to Consolidated Financial Statements

NOTE V – PARENT COMPANY FINANCIAL STATEMENTS (Continued)

STATEMENTS OF CASH FLOWS
	Years Ended December 31,
($ in thousands)	2003	2002	2001
OPERATING ACTIVITIES
Net Income	$ 691	$ 1,177	$ 1,617
Adjustments to Reconcile Net Income to Net Cash (Used in) Provided by Operating Activities
Depreciation Expense	20	17	2
Gain on Sale of Investments	-	(20)	-
Equity in Undistributed Earnings of Subsidiary	(687)	(1,138)	(1,579)
Amortization of Investment Premium	4	7	15
Mutual Fund Dividends Reinvested	(23)	(37)	(22)
Decrease in Accrued Interest Receivable	2	2	5
Decrease in Dividend Receivable from Subsidiary	-	3,000	5,035
(Increase) in Other Assets	(55)	(2)	(4)
Increase (Decrease) in Deferred Income Tax	(3)	4	(2)
Increase in Other Liabilities	-	2	5
Net Cash (Used in) Provided by Operating Activities	(51)	3,012	5,072

INVESTING ACTIVITIES
Redemption (Investment) in Mutual Funds	1,315	(758)	(481)
Sale (Investment) in Other Equity Securities	-	193	(123)
Principal Paydowns Note Receivable GS Financial ESOP	307	380	229
Proceeds from Maturities of Investment Securities	197	311	668
Investment in Premises and Equipment	-	(26)	-
Dividends Received From Subsidiary	2,716	-	-
Investment in Real Estate	-	-	(316)
Net Cash Provided by (Used in) Investing Activities	4,535	100	(23)

FINANCING ACTIVITIES
Purchase of Treasury Stock	(4,109)	(2,516)	(4,611)
Payment of Dividends	(472)	(482)	(561)
Net Cash (Used in) Financing Activities	(4,581)	(2,998)	(5,172)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(97)	114	(123)
CASH AND CASH EQUIVALENTS - Beginning of Year	245	131	254
CASH AND CASH EQUIVALENTS - End of Year	$ 148	$ 245	$ 131

GS Financial Corp and Subsidiary
Board of Directors

Donald C. Scott

Mr. Scott (age 52) has served as President and Chief Executive Officer of the Company since February 1997 and President of the Association since March 1985; prior thereto, he served in various management and other positions at the Association.  He has been a director since 1982.

Kenneth B. Caldcleugh

Mr. Caldcleugh (age 54) is the President and Owner of The Cellars of River Ridge, a fine wine and spirit retail outlet in Louisiana.  Prior thereto, Mr. Caldcleugh was Vice President and Regional Manager of Glazer Companies of Louisiana (formerly Glazer Wholesale Spirit & Wine Distributors), from 1973 to 1996.  He has been a director since 1996.

Stephen L. Cory

Mr. Cory (age 54) is an insurance agent and President of Cory, Tucker & Larrowe Agency in Metairie, Louisiana.  He has been a director since 1995.

Bradford A. Glazer

Mr. Glazer (age 48) is President of Glazer Enterprises, Inc., a property management company and an independent freight agency which represents Landstar Ligon, all located in Cincinnati, Ohio.  Formerly, Mr. Glazer was Senior Vice President of Espy & Straus, Inc., Cincinnati, Ohio.  Prior thereto, Mr. Glazer was the Chairman of Glazer Steel Corporation, in New Orleans, Louisiana (and Knoxville, Tennessee).  He has been a director since 1991.

J. Scott Key

Mr. Key (age 51) is the President and Chief Operating Officer of Kencoil, Inc.  an electric motor coil manufacturer, Scott Armature LLC, a provider of sales and services of electrical apparatus, and Scott Armature Sales and Storage LLC, engaged in the sale of new electric motors and the storage of customer equipment, all located in Belle Chasse, Louisiana.   Mr. Key is also a real estate investor.  He has been a director since 1991.

Bruce A. Scott

Mr. Scott (age 51) is an attorney and has served as Executive Vice President of GS Financial since February 1997 and Executive Vice President of Guaranty Savings since 1985.  Mr. Scott also serves as legal counsel and Personnel Manager of Guaranty Savings, and performs certain legal services for Guaranty Savings and its borrowers in connection with real estate loan closings and receives fees from the borrowers in connection therewith.  He has been a director since 1982.

Hayden W. Wren III

Mr. Wren (age 55) is the Director of Commercial/Investment Brokerage of Corporate Realty, Inc., New Orleans Louisiana.  Mr. Wren is a Certified Commercial Investment Member (CCIM), a member of the Society of Industrial and Office Realtors (SIOR), and a licensed Certified Public Accountant having membership affiliations with the American Society of Certified Public Accountants and the Louisiana Society of Certified Public Accountants.  In 2003, he was appointed in May 2003 to fill the position of a retiring director.

Albert J. Zahn, Jr.

Mr. Zahn (age 52) is a certified public accountant and president of the firm Al Zahn, CPA, A Professional Accounting Corporation.  He has been a director since 1992.

Executive Officers Who Are Not Directors

Lettie R. Moll

Mrs. Moll has served as Vice President and Corporate Secretary of the Company since 1997 and Vice President and Corporate Secretary of the Association since March 1987 and March 1982, respectively.

Jerry Sintes

Mr. Sintes has served as Chief Financial Officer and Controller of GS Financial Corp. and Guaranty Savings since May 2003.  Prior to his employment with the Company, Mr. Sintes held the position of Audit Manager (1999-2003) and Audit Supervisor (1995-1999) with a local accounting firm.

Ralph E. Weber

Mr. Weber has served as Vice President of the Company and of the Association since February 1997 and 1987, respectively.  He oversees data processing, electronic banking and network administration, and he serves as a member of both loan committees, as the company security officer, and as the management representative to the Audit Committee.

GS Financial Corp and Subsidiary
Banking Locations

Main Office

3798 Veterans Memorial Blvd.

Metairie, LA   70002

1700 Veterans Memorial Blvd.

Metairie, LA    70005

3915 Canal Street

New Orleans, LA  70119

2111 N. Causeway Blvd

Mandeville, LA  70471

Loan Production Office

1515 Hwy 51 South

Ponchatoula, LA  70454